UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Mersana Therapeutics, Inc.

(Name of Subject Company)

Mersana Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

59045L 106

(CUSIP Number of Class of Securities)

Martin Huber, M.D.
President and Chief Executive Officer
Mersana Therapeutics, Inc.
840 Memorial Drive
Cambridge, Massachusetts 02139
(617) 498-0020

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Christopher D. Barnstable-Brown Stuart Falber Andrea Sorrentino Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, New York 10007 (212) 230-8800	Alejandra Carvajal Chief Legal Officer, Secretary Mersana Therapeutics, Inc. 840 Memorial Drive Cambridge, Massachusetts 02139 (617) 498-0020

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address

The name of the subject company is Mersana Therapeutics, Inc., a Delaware corporation. The address of the Company’s principal executive office is 840 Memorial Drive, Cambridge, Massachusetts 02139. The telephone number of the Company’s principal executive office is (617) 498-0020. Unless the context suggests otherwise, references in this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) to “Mersana”, the “Company”, “we”, “us”, and “our” refer to Mersana Therapeutics, Inc. and its subsidiary.

(b) Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.0001 per share (the “Common Stock”). As of the close of business on November 30, 2025, there were 4,999,615 shares of Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1(a). Subject Company Information - Name and Address” and incorporated herein by reference.

(b) Tender Offer and Merger

This Schedule 14D-9 relates to the tender offer by Emerald Merger Sub, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Day One Biopharmaceuticals, Inc., a Delaware corporation (“Parent” or “Day One”), to acquire all of the issued and outstanding shares of Common Stock (the “Shares”) for (i) a purchase price of $25.00 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding (the “Upfront Cash Consideration”), plus (ii) one non-tradeable contingent value right per Share (each, a “CVR” and collectively, the “CVRs”), which represents the right to receive certain contingent milestone payments of up to an aggregate of $30.25 per CVR in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into with a rights agent (the “Rights Agent”) mutually agreeable to Day One and the Company (the Upfront Cash Consideration plus one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of December 5, 2025 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”).

Each CVR represents a non-tradeable contractual contingent right to receive the following cash payments, without interest and subject to reduction for any applicable tax withholding (the “Milestone Payments”) if the following milestones (the “Milestones”) are achieved:

•	$1.00 per CVR, without interest and less any applicable tax withholding, payable upon the U.S. Food and Drug Administration (the “FDA”) granting “breakthrough therapy” designation in the United States for emiltatug ledadotin (XMT-1660) (“Emi-Le”) on or before December 31, 2027;

•	$1.25 per CVR, without interest and less any applicable tax withholding, payable upon receipt by Parent or any of its affiliates (including the surviving corporation) of the $8.0 million milestone payment payable upon achievement of a specified development milestone set forth in that certain Research Collaboration and License Agreement, dated as of February 2, 2022, as amended, by and between the Company and Janssen Biotech, Inc., on or before December 31, 2026;

•	$4.00 per CVR, without interest and less any applicable tax withholding, payable upon occurrence of the first dosing of the first participant in a Registrational Clinical Trial (as defined below in Item 3) of Emi-Le for adenoid cystic carcinoma type 1 (“ACC-1”) on or before December 31, 2027;

•	$9.00 per CVR, without interest and less any applicable tax withholding, payable upon the occurrence of Regulatory Approval (as defined below in Item 3) by the FDA for Emi-Le indicated for use in ACC-1 on or before December 31, 2030;

•	$2.00 per CVR, without interest and less any applicable tax withholding, payable upon the achievement of the first time that cumulative Net Sales (as defined below in Item 3) of Emi-Le in any calendar year ending on or before December 31, 2032 is equal to or exceeds $100.0 million;

•	$4.00 per CVR, without interest and less any applicable tax withholding, payable upon the achievement of the first time that cumulative Net Sales of Emi-Le in any calendar year ending on or before December 31, 2035 is equal to or exceeds $200.0 million;

•	$6.00 per CVR, without interest and less any applicable tax withholding, payable upon the achievement of the first time that cumulative Net Sales of Emi-Le in any calendar year ending on or before December 31, 2037 is equal to or exceeds $300.0 million;

•	$2.00 per CVR, without interest and less any applicable tax withholding, payable upon the occurrence of the First Commercial Sale (as defined below in Item 3) of Emi-Le in the first to occur of France, Germany, Italy, Spain or the United Kingdom (the “European First Sale Milestone”) on or before December 31, 2030 (the “European First Sale Milestone End Date”); provided, however, that the European First Sale Milestone will be deemed to have occurred if, at any time on or before the European First Sale Milestone End Date, cumulative Net Sales of Emi-Le in the European Union and the United Kingdom is equal to or exceeds $10.0 million; and

•	$1.00 per CVR, without interest and less any applicable tax withholding, payable upon the First Commercial Sale of Emi-Le in Japan on or before December 31, 2030.

There can be no assurance that any Milestone will be achieved prior to its expiration or termination of the CVR Agreement, or that payment will be required of Parent with respect to any Milestone.

The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer is described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed jointly by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on December 5, 2025. The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated November 12, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides that, among other things, as soon as practicable following the consummation of the Offer, and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with the Company continuing as the surviving corporation and becoming a direct wholly-owned subsidiary of Parent (the “Surviving Corporation”). Since the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote by the Company’s stockholders will be required to consummate the Merger.

Pursuant to the terms of the Merger Agreement, and subject to the satisfaction or waiver of all of the Offer Conditions (as defined below), as soon as practicable after the Expiration Date (as defined below) (and in any event not more than two (2) business days (calculated as set forth in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) after the Expiration Date), Purchaser shall (and Parent shall cause Purchaser to) consummate the Offer in accordance with its terms, and promptly accept for payment and promptly thereafter pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance for purchase, the “Offer Acceptance Time”). All such payments shall be made net to any stockholder who validly tendered such Shares in cash, without interest and less any applicable tax withholding. Accordingly, the Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares that are (a) owned by the Company (or held in the treasury of the Company) or by Parent, Purchaser or by their respective subsidiaries (other than Purchaser) immediately prior to the Effective Time, or (b) irrevocably accepted for purchase in the Offer by Purchaser or (ii) Shares that are held by stockholders who are entitled to demand and properly demand appraisal rights of such Shares pursuant to, and in compliance with, Section 262 of the DGCL, shall be automatically converted into the right to receive the Offer Price, without interest and less any applicable tax withholding, from Purchaser (the “Merger Consideration”).

The treatment of options and restricted stock units granted by the Company is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements - Arrangements with Current Executive Officers, Directors and Affiliates of the Company.”

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on December 5, 2025. The Offer will initially expire at one minute after 11:59 p.m., Eastern time, on January 5, 2026, the date that is the 20th business day after commencement of the Offer (determined in accordance with Rules 14d-1(g)(3) and 14e-1(a) under the Exchange Act), unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement (such date or such subsequent date and time to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Date”).

Purchaser may, in its sole discretion, extend the scheduled Expiration Date for one or more additional periods of up to 10 business days, if as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived. Purchaser shall extend the Expiration Date for: (i) the minimum period required by applicable law or any interpretation or position of the SEC or Nasdaq or their respective staff, in each case, applicable to the Offer or as may be necessary to resolve any comments of the SEC or Nasdaq or their respective staff, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer documents; and (ii) periods of up to 10 business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated. If, as of the then-scheduled Expiration Date, the outside date of May 12, 2026 (the “Outside Date”) would have otherwise occurred but shall have been extended pursuant to the terms of the Merger Agreement as a result of any action brought by the Company to specifically enforce the terms or provisions of the Merger Agreement, Purchaser will extend the Offer until one minute after 11:59 p.m., Eastern time, on the day that is the Outside Date as it may be so extended pursuant to the terms of the Merger Agreement. If, as of the scheduled Expiration Date, any Offer Condition (other than the Minimum Condition (as defined below), the Offer Condition relating to the absence of a Company Material Adverse Effect (as defined in the Merger Agreement), or such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time) is not satisfied and has not been waived, at the request of the Company, Purchaser will extend the Offer on one or more occasions for an additional period of up to 10 business days per extension, to permit such Offer Condition to be satisfied. If, as of the scheduled Expiration Date, the Minimum Condition is the only Offer Condition that is not satisfied or waived (other than such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time), at the request of the Company, Purchaser shall extend the Offer on up to two occasions for additional periods specified by the Company of up to 10 business days per extension, to permit the Minimum Condition to be satisfied. However, in no event will Purchaser be (i) required to extend the Offer beyond the earliest to occur of (A) the valid termination of the Merger Agreement in compliance with its terms and (B) the Outside Date (in either case, the “Extension Deadline”) or (ii) permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer, subject to the rights and obligations of Purchaser to extend and/or amend the Offer in accordance with the terms and conditions of the Merger Agreement, is subject to the satisfaction of the Offer conditions set forth below (the “Offer Conditions”). Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any validly tendered (and not validly withdrawn) Shares, and, to the extent permitted by the Merger Agreement, may (i) terminate the Offer: (a) upon termination of the Merger Agreement and (b) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to the terms of the Merger Agreement) or (ii) amend the Offer as otherwise permitted by the Merger Agreement, if (in the case of (i) or (ii)): (A) the Minimum Condition (as defined below) is not satisfied as of one minute following 11:59 p.m. Eastern time on the Expiration Date or (B) any of the following additional Offer Conditions (other than the Minimum Condition) is not satisfied or waived in writing by Parent as of one minute following 11:59 p.m. Eastern time on the Expiration Date. The Offer Conditions are as follows:

(i)	there shall have been validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its subsidiaries, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

(ii)	the representations and warranties of the Company (a) set forth in Section 4.1(d) (Organization and Qualification), the first, second and third sentences and last sentence of Section 4.2(a) (Capitalization) and Section 4.2(c) (Capitalization) shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all respects at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time, except for de minimis inaccuracies; (b) set forth in Section 4.1 (Organization and Qualification) (other than Section 4.1(d)), Section 4.2 (Capitalization) (other than the first, second and third sentences and last sentence of Section 4.2(a) (Capitalization) and Section 4.2(c) (Capitalization)), Section 4.3 (Corporate Power; Enforceability), Section 4.4 (Company Board Approval), Section 4.5 (No Vote Required), Section 4.10 (Brokers; Certain Expenses) and Section 4.25 (State Takeover Statutes Inapplicable) of the Merger Agreement shall have been true and correct (in each case, without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any such representation or warranty) in all material respects as of the date of the Merger Agreement, and shall be so true and correct in all material respects at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time; (c) set forth in clause “(a)” of the first sentence of Section 4.9 (Absence of Certain Changes) shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all respects at and as of the Offer Acceptance Time as if made at and as of such time; and (d) set forth in the Merger Agreement (other than those referred to in the immediately preceding clauses “(a)”, “(b)” or “(c)”) shall have been true and correct in all respects (in each case, without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any such representation or warranty) as of the date of the Merger Agreement, and shall be so true and correct in all respects at and as of the Offer Acceptance Time as if made at and as of such time, except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided that in each case of the immediately preceding clauses “(a)”, “(b)”, “(c)” or “(d)”, the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in the applicable clause) as of such date only;

(iii)	the Company shall have complied with or performed in all material respects all of the covenants and agreements that the Company is required to comply with or perform at or prior to the Offer Acceptance Time (without giving effect to any limitation as to “materiality” set forth in any such covenants or agreements);

(iv)	since the date of the Merger Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing as of the Offer Acceptance Time;

(v)	all applicable waiting periods under the HSR Act shall have expired or been terminated (including any timing agreement entered into with any governmental authority) and any approvals or clearances required thereunder shall have been obtained;

(vi)	there shall not be in effect any law, order, judgment or injunction issued, enacted, promulgated, entered or enforced by a court of competent jurisdiction or other governmental authority restraining, prohibiting or rendering illegal the consummation of the Offer or the Merger (brought by a third party);

(vii)	Parent and Purchaser shall have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer, acting in such capacity, and not in his or her capacity as an individual, confirming that the conditions set forth in the foregoing clauses “(ii),” “(iii)” and “(iv)” have been duly satisfied; and

(viii)	the Merger Agreement shall not have been terminated in accordance with its terms.

The Merger Agreement may be terminated prior to the Effective Time as follows:

•	by mutual written consent of the Company and Parent at any time prior to the Offer Acceptance Time;

•	by either the Company or Parent:

o	if a governmental authority of competent jurisdiction issues a final, non-appealable order, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal; provided, that this right to terminate the Merger Agreement is not available to the Company, on the one hand, or Parent, on the other hand, if such order was primarily due to the failure of the Company, on the one hand, or Parent or Purchaser, on the other hand, to perform in any material respect any of its obligations under the Merger Agreement;

o	if the closing of the Merger does not occur on or before the 5:00 p.m. Eastern time on the Outside Date; provided that this right to terminate the Merger Agreement will not be available to any party whose failure to comply with any provision of the Merger Agreement has been the cause of, or resulted in, the failure of the closing of the Merger to occur on or before the Outside Date (an “Outside Date Termination”); or

o	if the Offer (as may be extended in accordance with the Merger Agreement) expires as a result of the non-satisfaction of one or more Offer Conditions, without Purchaser having accepted for payment of any Shares tendered pursuant to the Offer; provided, however, that a party will not be permitted to exercise this right to terminate the Merger Agreement if the material failure of such party (or any affiliate of such party) to fulfill any obligation under the Merger Agreement has been the principal cause of or results in the non-satisfaction of any such Offer Condition (an “Offer Failure Termination”).

•	by Parent:

o	at any time prior to the Offer Acceptance Time if (i) any of the representations and warranties of the Company contained in the Merger Agreement fail to be true and correct such that the condition precedent set forth in clause “(ii)” above of the Offer Conditions would not be satisfied or (ii) the Company has breached or failed to comply with any of its covenants or agreements under the Merger Agreement such that the condition precedent set forth in clause “(iii)” above of the Offer Conditions would not be satisfied, and such failure or breach with respect to any such representation, warranty, covenant or agreement (A) cannot be cured by the Outside Date or (B) if curable, continues to be unremedied as of three business days prior to the Outside Date or, if earlier, the 30th day following delivery of notice to the Company regarding such failure or breach; provided, that neither Parent nor Purchaser is then in breach of any representation, warranty or covenant under the Merger Agreement that would permit the Company to terminate the Merger Agreement (a “Company Breach Termination”); or

o	at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so: (i) the board of directors of the Company (the “Company Board”) shall have failed to include the Company Board Recommendation (as defined in the Merger Agreement) in the Schedule 14D-9 when mailed, or a Change in Recommendation (as defined below) shall have occurred; (ii) the Company Board shall have failed to publicly reaffirm its recommendation of the Merger Agreement within 10 business days after Parent so requests in writing (provided that Parent may deliver only one (1) such request with respect to any single Alternative Proposal (other than with respect to material amendments, modifications or supplements thereto)); (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Parent and its affiliates), the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within 10 business days of the commencement of such tender offer or exchange offer, or, if earlier, two business days prior to the Expiration Date; or (iv) the Company shall have willfully breached any of its obligations pursuant to Section 6.3 (Alternative Proposals; Change in Recommendation) of the Merger Agreement in any material respect (the “Company Board Recommendation Change Termination Right”). “Change in Recommendation” means any action by the Company Board to: (i) withhold, withdraw, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, in any manner adverse to Parent the Company Board Recommendation, (ii) publicly approve or recommend, or publicly propose to approve or recommend, any Alternative Proposal, (iii) make any public recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or (iv) fail to include the Company Board Recommendation in the Schedule 14D-9.

•	by the Company:

o	at any time prior to the Offer Acceptance Time if (i) any of the representations and warranties of Parent or Purchaser contained in the Merger Agreement fail to be true and correct or (ii) Parent or Purchaser has breached or failed to comply in any material respect with any of its covenants or agreements under the Merger Agreement that Parent or Purchaser is required to comply with or perform at or prior to the Offer Acceptance Time, and such failure or breach with respect to any such representation, warranty, covenant or agreement would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined in the Merger Agreement) and (A) cannot be cured by Parent or Purchaser, as applicable, by the Outside Date or (B) if curable, continues to be unremedied as of three business days prior to the Outside Date or, if earlier, by the 30th day following delivery of notice to Parent regarding such failure or breach; provided, that the Company is not then in breach of any representation, warranty or covenant under the Merger Agreement that would permit Parent and Purchaser to terminate the Merger Agreement;

o	if Purchaser has failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in the Merger Agreement or if Purchaser has within four business days following the Expiration Date of the Merger Agreement failed to irrevocably accept and pay and exchange for all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended) and as of the Expiration Date all of the Offer Conditions have been satisfied or waived; provided, however, the Company will not be permitted to terminate the Merger Agreement pursuant to this provision if such failure of Purchaser was primarily due to the failure of the Company to perform in any material respect any of its obligations under specified sections of the Merger Agreement; or

o	if the Company is terminating the Merger Agreement to enter into a definitive agreement related to a Superior Proposal (as defined below) (a “Superior Proposal Termination Right”).

“Alternative Proposal” means any proposal or offer from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its subsidiaries, relating to any (A) direct or indirect acquisition (including through an exclusive license, partnering or collaboration) (whether in a single transaction or a series of related transactions) of assets of the Company and its subsidiary equal to 20% or more of the consolidated assets of the Company and its subsidiary or to which 20% or more of the consolidated revenues or earnings of the Company and its subsidiary are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of the total outstanding equity securities of the Company, (C) tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of the outstanding Shares, or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit such person or group to acquire beneficial ownership of at least 20% of the consolidated assets of the Company and its subsidiary or at least 20% of the total outstanding equity securities of the Company; in each case, other than the Transactions (as defined below).

“Superior Proposal” means a bona fide written Alternative Proposal that the Company Board determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) to be (i) reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of, and the time required to effect, closing) of the proposal, the person making the proposal, the conditionality and other aspects of the Alternative Proposal that the Company Board deems relevant, and (ii) if consummated, would result in a transaction that is more favorable from a financial point of view (taking into account the amount, form, likelihood and timing of payment of the consideration) to the stockholders of the Company (in their capacities as such) than the Transactions; provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Alternative Proposal shall be deemed references to “50%”.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will immediately become void and there will be no liability or obligation on the part of Parent, the Company, Purchaser or their respective representatives, stockholders or affiliates; provided that (i) any such termination will not relieve any party hereto from liability for any common law fraud or Willful Breach (as defined in the Merger Agreement) and (ii) (a) certain specified provisions and definitions of the Merger Agreement and (b) the Confidentiality Agreement (as defined below) will remain in full force and effect and survive any termination of the Merger Agreement.

Company Termination Fee. The Company will pay to Parent a fee of $5.6 million (the “Termination Fee”) if:

•	Parent terminates the Merger Agreement pursuant to the Company Board Recommendation Change Termination Right;

•	the Company terminates the Merger Agreement pursuant to the Superior Proposal Termination Right; or

•	the Merger Agreement is terminated by (i) the Company or Parent pursuant to an Outside Date Termination or an Offer Failure Termination and, in either case, (x) the Minimum Condition has not been satisfied prior to such termination, (y) the conditions to the Offer in clauses “(v)” and “(vi)” of “Offer Conditions” are satisfied at the time of such termination and (z) in the case of termination by the Company, the right to terminate the Merger Agreement pursuant to an Outside Date Termination is available to Parent, or (ii) by Parent pursuant to a Company Breach Termination; following the execution and delivery of the Merger Agreement and prior to such termination of the Merger Agreement, a bona fide Alternative Proposal is publicly proposed or publicly disclosed (whether or not conditional) or made to the Company Board prior to, and not publicly and unconditionally withdrawn at the time of, the Expiration Date or the termination of the Merger Agreement; and the Company consummates an Alternative Proposal within 12 months after the date the Merger Agreement is terminated or enters into a letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar contract or any tender or exchange offer providing for, with respect to, in connection with, or that would reasonably be expected to lead to any Alternative Proposal (other than an acceptable confidentiality agreement) (an “Alternative Acquisition Agreement”) within 12 months after the date the Merger Agreement is terminated and the applicable Alternative Proposal or entry into an Alternative Acquisition Agreement is subsequently consummated, whether before or after the expiration of such 12-month period, in which case the Termination Fee will be payable substantially concurrently with the consummation of such Alternative Proposal or entry into such Alternative Acquisition Agreement. For purposes of this provision, the references to “20% or more” in the definition of “Alternative Proposal” are deemed to be references to “more than 50%”.

In no event will the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of the Merger Agreement at the same or at different times and the occurrence of different events.

In the event that Parent or its designee receives full payment pursuant to the Termination Fee, the receipt of the Termination Fee will constitute liquidated damages and not a penalty.

Notwithstanding anything in the Merger Agreement to the contrary, in the event the Merger Agreement is terminated under the circumstances in which the Termination Fee is paid: (i) the payment by the Company of the Termination Fee will be the sole and exclusive remedy of Parent and Purchaser each and each of their respective affiliates, each of the direct and indirect stockholders, partners, managers or other equity or security holders of Parent and Purchaser or any of their respective affiliates and any representative of any of the foregoing (each, a “Parent Related Party” and, collectively, the “Parent Related Parties”), (ii) (A) none of Parent, Purchaser, any other Parent Related Party or any other person will, and none of Parent, Purchaser, any other Parent Related Party or any other person will be entitled to bring, and Parent and Purchaser irrevocably covenant not to bring, threaten, commence, maintain or seek (and further covenant to cause each other Parent Related Party not to bring, threaten, commence, maintain or seek) any recovery in connection with and (B) none of the Company, any affiliates thereof, any direct or indirect stockholder, partner, manager or other equity or security holder of the Company or any affiliate thereof or any representative of any of the foregoing (each, a “Company Related Party” and, collectively, the “Company Related Parties”) will have any liability for or with respect to, in the case of each of clauses (A) and (B), any action, suit, claim, proceeding, investigation, arbitration or inquiry or other legal proceeding against the Company or any other Company Related Party arising out of the Merger Agreement, any of the transactions, any breach of any agreement or covenant or any inaccuracy in any representation or warranty set forth in the Merger Agreement, any matters forming the basis for such termination or any loss suffered as a result of the failure of the Merger or any other Transactions to be consummated; provided, however, that payment of the Termination Fee will not be liquidated damages in the case of common law fraud or a Willful Breach of the Merger Agreement by the Company.

Specific Performance. The parties to the Merger Agreement have agreed that irreparable damage would occur in the event that any provision of the Merger Agreement was not performed in accordance with its specific terms or otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties to the Merger Agreement have acknowledged and agreed that in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in the Merger Agreement, the Company, on the one hand, and Parent and Purchaser, on the other hand, will be entitled (without proof of actual damages or otherwise or posting or securing any bond or other security), in addition to any other remedy to which they are entitled to under law or equity, to seek an injunction or injunctions to prevent or restrain breaches or threatened breaches of the Merger Agreement, by the other (as applicable), and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under the Merger Agreement. The parties to the Merger Agreement have agreed not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of the Merger Agreement by such party (or parties), and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party (or parties) under the Merger Agreement. Any party’s pursuit of any injunction or specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by a party in the case of a breach of the Merger Agreement involving Willful Breach or common law fraud; provided, however, that in no event will Parent or Purchaser be entitled to both the payment of the Termination Fee, on the one hand, and either specific performance or any other monetary or other remedies, on the other hand.

The foregoing summary of certain provisions of the Offer, the Merger, the Merger Agreement, the CVR Agreement and the other transactions contemplated by the Merger Agreement (the Offer, the Merger and the other transactions contemplated by the Merger Agreement and CVR Agreement, collectively, the “Transactions”) does not purport to be complete and is qualified in its entirety by the more detailed description contained in the Offer to Purchase, the Letter of Transmittal, the Merger Agreement and the CVR Agreement, copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B), (e)(1) and (e)(3) to this Schedule 14D-9, respectively, and are incorporated herein by reference. Stockholders and other interested parties should read the Offer to Purchase, the Letter of Transmittal, the Merger Agreement and the CVR Agreement for a more complete description of the provisions summarized above.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 1800 Sierra Point Parkway, Suite 200, Brisbane, California 94005. The telephone number of each is (650) 484-0899.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 also is located on the investors section of the Company’s website at www.mersana.com, and the Offer to Purchase and other related materials are available directly from Georgeson LLC, the information agent engaged by Purchaser for the Offer, toll free, at (866) 486-4981. Banks and brokerage firms may call collect at (866) 486-4981. The information on the Company’s website or the SEC’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or the Merger Consideration pursuant to the Offer or the Merger, as applicable.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest, between (i) the Company or its affiliates, on the one hand, and Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand; or (ii) the Company or its affiliates, on the one hand, and the Company’s executive officers, directors or affiliates, on the other hand. The Company Board was aware of the contacts, agreements, arrangements or understandings described in this Item 3 and considered them along with the other matters described below in “Item 4(a). The Solicitation or Recommendation - Recommendation of the Company Board”, among other things, in evaluating and negotiating the Merger Agreement and the transactions contemplated by the Merger Agreement and the Tender and Support Agreement (as defined below), including the Transactions, and in determining to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

(a) Arrangements with Parent, Purchaser and Their Affiliates

Merger Agreement

On November 12, 2025, Parent, Purchaser and the Company entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement” of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 15 — “Conditions to the Offer” of the Offer to Purchase are incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of the Company, Parent and Purchaser made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the Company, Parent and Purchaser and may be subject to important qualifications and limitations agreed to by the Company, Parent and Purchaser in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s SEC filings or may have been used for purposes of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of facts. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts of the Company, Parent or Purchaser or any of their respective subsidiaries or affiliates.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On March 12, 2025, the Company and Parent entered into a mutual confidentiality agreement, dated March 12, 2025 (the “Confidentiality Agreement”), pursuant to which, subject to certain limitations, the parties agreed to, and to cause their respective affiliates and their (and their affiliates’), respective officers, directors, trustees, employees, agents, professional advisors, non-employee staff and consultants, including legal and financial advisors to, for a period continuing until March 12, 2026, keep confidential certain non-public information about the other party and not to use such non-public information, except for the specific purpose of exploring a potential future scientific or business relationship between the Company (and/or any of its affiliates) and Parent (and/or any of its affiliates).

The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreements

On November 12, 2025, concurrently with the entry into the Merger Agreement, the Company’s current directors and executive officers and Bain Capital Life Sciences Fund II, L.P., BCIP Life Sciences Associates, LP and BCLS II Investco, LP (collectively, the “Supporting Stockholders”), solely in their respective capacities as stockholders of the Company, each entered into a tender and support agreement (collectively, the “Tender and Support Agreements”) with Parent and Purchaser. The Supporting Stockholders owned approximately 8.5% of the outstanding Shares as of November 10, 2025.

Pursuant to the Tender and Support Agreements, each Supporting Stockholder has agreed to validly and irrevocably tender or cause to be validly and irrevocably tendered all of its Shares (other than (i) Company Options that are not exercised into Shares as of the tender date and (ii) Company RSUs that are not vested as of the tender date) (collectively, the “Tender Shares”) free and clear of all liens, into the Offer no later than the 10th business day following the commencement of the Offer. If a Supporting Stockholder acquires Tender Shares after the date of the Tender and Support Agreement and prior to the Tender Agreement Expiration Date (as defined below), the Supporting Stockholder has agreed to validly and irrevocably tender or cause to be validly and irrevocably tendered such Tender Shares on or before the earlier of (i) five business days after such acquisition and (ii) one business day prior to the Tender Agreement Expiration Date. Until the Tender Agreement Expiration Date, each Supporting Stockholder has agreed to not withdraw its Tender Shares, or cause the Tender Shares to be withdrawn, from the Offer at any time.

 The Tender and Support Agreements further provide that from the date of the Tender and Support Agreement until the Tender Agreement Expiration Date (the “Support Period”), each Supporting Stockholder will not (i) cause or permit any transfer of any of its Tender Shares, other than in connection with certain limited exceptions, and (ii) tender or permit to be tendered any of its Tender Shares in response to, or otherwise in connection with, any tender or exchange offer other than the Offer. The Tender and Support Agreements also provides that during the Support Period, each Supporting Stockholder will (i) not deposit or otherwise transfer any of its Tender Shares into a voting trust or any voting agreement or arrangement, (ii) not grant any proxy, power of attorney, consent right or other authorization, or enter into any voting agreement or similar agreement with respect to any of the Tender Shares held by such Supporting Stockholder, other than as set forth in the Tender and Support Agreement, (iii) ensure that no action is taken or permitted that would in any material way restrict, limit or interfere with the performance of such Supporting Stockholder’s obligations under the Tender and Support Agreement or otherwise make any representation or warranty of the Supporting Stockholder in the Tender and Support Agreement untrue or incorrect in any material respect, and (iv) not (and will cause each of its affiliates to not) become a member of a “group” (as defined under Section 13(d) of the Exchange Act) for the purpose of opposing or competing with or taking any actions inconsistent with the transactions contemplated by the Tender and Support Agreement or the Merger Agreement.

Each Supporting Stockholder has irrevocably and unconditionally agreed that, during the Support Period, at any annual or special meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of the Company, such Supporting Stockholder shall, in each case to the fullest extent that such Supporting Stockholder’s Shares are entitled to vote thereon: (i) appear at each such meeting or otherwise cause all such Shares to be counted as present thereat for purposes of determining a quorum; and (ii) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Tender Shares, and unless otherwise directed in writing by Parent: (a) in favor of (i) the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof, and (ii) each of the other Transactions; (b) against any action or agreement that would (i) result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement or of Supporting Stockholder in the Tender and Support Agreements or (ii) result in any of the Offer Conditions or conditions to the Merger not being satisfied on or before the Outside Date; and (c) against the following actions (other than the Merger and the other Transactions): (i) any Alternative Proposal; (ii) any amendment to the Company’s Certificate of Incorporation or Bylaws; (iii) any change in the capitalization of the Company or the Company’s corporate structure; (iv) any sale, lease, exclusive license or transfer of a material amount of assets (including, for the avoidance of doubt, intellectual property rights) of the Company or any reorganization, recapitalization or liquidation of the Company, (v) any change in the majority of the Company Board; and (vi) any other action which is intended or would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other Transactions or the Tender and Support Agreements. Solely with respect to the matters described above, Parent is appointed as each Supporting Stockholder’s attorney-in-fact and proxy to so vote the Tender Shares, subject to the terms and conditions of the Tender and Support Agreements.

During the Support Period, each Supporting Stockholder has agreed that it shall not, and shall use reasonable best efforts to cause its Representatives (as defined in the Merger Agreement) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate the submission of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal; (ii) participate in any discussions or negotiations regarding, or furnish to any other person any non-public information with respect to or in connection with or for the purpose of soliciting, knowingly encouraging or knowingly facilitating, any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal; (iii) adopt, approve, recommend, submit to stockholders or declare advisable any Alternative Proposal; (iv) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal (subject to certain specified exceptions); (v) release or permit the release of any person from, or waive or permit the waiver of any provision of, or fail to use reasonable best efforts to enforce or cause to be enforced, any standstill or similar agreement to which the Company is a party, unless the Company Board determines in good faith, after consultation with financial advisors and outside legal counsel, that the failure to do so would be, or would reasonable be expected to be, inconsistent with the fiduciary duties of the Company Board to the Company stockholders under applicable law; (vi) take any action or exempt any person (other than Parent and its subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or the Company’s organizational or other governing documents or grant a waiver under Section 203 of the DGCL; or (vii) resolve, publicly propose or agree to do any of the foregoing; provided, in connection with the termination by the Company of the Merger Agreement in accordance with its terms in order to enter into an Alternative Acquisition Agreement, each Supporting Stockholder is entitled to enter into a voting or other support agreement with the person making the Superior Proposal. The Tender and Support Agreements provide that the Supporting Stockholders’ obligations under the agreements are solely in their respective capacities as stockholders of the Company, and not, if applicable, in such stockholders’ or any of their affiliates’ capacity as a director or officer of the Company, and that nothing in the Tender and Support Agreements in any way prohibits a director or officer of the Company from taking of any actions (or failure to act) in his or her capacity as a director or officer of the Company, or from taking any action with respect to any Alternative Proposal solely in their capacity as such an officer or director or in the exercise of his or her fiduciary duties as a director or officer of the Company.

Under the terms of the Tender and Support Agreements, during the term of the Tender and Support Agreements, each Supporting Stockholder irrevocably and unconditionally waived, and agreed not to exercise or assert, on its own behalf or on behalf of any other holder of Shares, any rights of appraisal, any dissenters’ rights or any similar rights relating to the Merger that such Supporting Stockholder may have by virtue of, or with respect to, any Shares owned by such Supporting Stockholder, including any appraisal rights or dissenters’ rights pursuant to Section 262 of the DGCL or otherwise.

The Tender and Support Agreements and all rights and obligations of the parties thereunder will terminate and have no further force or effect on the earliest of (i) the date and time upon which the Merger Agreement is validly terminated in accordance with the Merger Agreement, (ii) the date and time upon which the Merger becomes effective, (iii) the termination or withdrawal of the Offer by Parent or Purchaser and (iv) the expiration of the Offer without Purchaser having accepted for payment the Shares tendered in the Offer (the “Tender Agreement Expiration Date”).

The foregoing description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Form of Contingent Value Rights Agreement

Pursuant to the Merger Agreement, at or prior to the Offer Acceptance Time, Parent and the Rights Agent will enter into the CVR Agreement governing the terms of the CVRs issued pursuant to the Offer and the Merger. The Rights Agent will maintain an up-to-date register of the holders (the “Holders”). The maximum aggregate potential payment per CVR is $30.25 in cash, without interest and less any applicable tax withholding.

Each CVR represents a non-tradeable contractual contingent right to receive the following cash payments, without interest and subject to reduction for any applicable withholding of taxes (the “Milestone Payments”) if the following Milestones are achieved:

•	$1.00 per CVR, without interest and less any applicable tax withholding, payable upon FDA granting “breakthrough therapy” designation in the United States for Emi-Le on or before December 31, 2027 (the “Breakthrough Therapy Designation Milestone”);

•	$1.25 per CVR, without interest and less any applicable tax withholding, payable upon receipt by Parent or any of its affiliates (including the Surviving Corporation) of the $8.0 million milestone payment payable upon achievement of a specified development milestone set forth in that certain Research Collaboration and License Agreement, dated as of February 2, 2022, as amended, by and between the Company and Janssen Biotech, Inc., on or before December 31, 2026 (the “Janssen Milestone”);

•	$4.00 per CVR, without interest and less any applicable tax withholding, payable upon occurrence of the first dosing of the first participant in a Registrational Clinical Trial (as defined below) of Emi-Le for ACC-1 on or before December 31, 2027 (the “First Patient Dosed Milestone”);

•	$9.00 per CVR, without interest and less any applicable tax withholding, payable upon the occurrence of Regulatory Approval (as defined below) by the FDA for Emi-Le indicated for use in ACC-1 on or before December 31, 2030 (the “FDA Milestone”);

•	$2.00 per CVR, without interest and less any applicable tax withholding, payable upon the achievement of the first time that cumulative Net Sales (as defined below) of Emi-Le in any calendar year ending on or before December 31, 2032 is equal to or exceeds $100.0 million (the “Annual Net Sales Milestone I”);

•	$4.00 per CVR, without interest and less any applicable tax withholding, payable upon the achievement of the first time that cumulative Net Sales of Emi-Le in any calendar year ending on or before December 31, 2035 is equal to or exceeds $200.0 million (the “Annual Net Sales Milestone II”);

•	$6.00 per CVR, without interest and less any applicable tax withholding, payable upon the achievement of the first time that cumulative Net Sales of Emi-Le in any calendar year ending on or before December 31, 2037 is equal to or exceeds $300.0 million (the “Annual Net Sales Milestone III”);

•	$2.00 per CVR, without interest and less any applicable tax withholding, payable upon the occurrence of the First Commercial Sale (as defined below) of Emi-Le in the first to occur of France, Germany, Italy, Spain or the United Kingdom (the “European First Sale Milestone”) on or before December 31, 2030 (the “European First Sale Milestone End Date”); provided, however, that the European First Sale Milestone will be deemed to have occurred if, at any time on or before the European First Sale Milestone End Date, cumulative Net Sales of Emi-Le in the European Union and the United Kingdom is equal to or exceeds $10.0 million; and

•	$1.00 per CVR, without interest and less any applicable tax withholding, payable upon the First Commercial Sale of Emi-Le in Japan on or before December 31, 2030 (the “Japan First Sale Milestone”).

Milestone Definitions:

•	“First Commercial Sale” means, with respect to Emi-Le and a given country, the first sale for monetary value for use or consumption by the end user of such product in such country by Parent, its affiliates (including the Surviving Corporation) or its or their licensees to a third party, in each case after (i) receipt of all Regulatory Approvals necessary for the sale of Emi-Le in such country, and (ii) completion of any applicable pricing and reimbursement approvals necessary for the sale of Emi-Le in such country; provided, however, that (a) any sale or distribution of Emi-Le for use in clinical trials, expanded access programs, compassionate use, patient assistance programs, or other similar programs, or (b) the transfer of reasonable quantities of Emi-Le for regulatory purposes, or for development or marketing activities prior to commercial launch, in each case ((a) and (b)) at or below Emi-Le’s direct manufacturing cost, shall not be deemed a First Commercial Sale.

•	“Net Sales” means the gross amount invoiced by or on behalf of Parent, any of its affiliates (including the Surviving Corporation) or any licensees to a third party for sales or distribution of Emi-Le, less customary deductions as more fully described in the CVR Agreement and subject to the additional terms and conditions set forth in the CVR Agreement.

•	“Registrational Clinical Trial” means a human clinical trial conducted, at least in part, in the United States that is intended to be or is used as a registrational study to support an application for Regulatory Approval of Emi-Le in ACC-1 in the United States. For clarity, following the earlier of (a) the first dosing of the first participant in an expansion cohort in the human clinical trial of Emi-Le ongoing as of the date of the CVR Agreement, as such clinical trial may be amended, altered, or otherwise modified from time to time (the “Ongoing Clinical Trial”) initiated by or on behalf of the Company, Parent, or each of their affiliates (including the Surviving Corporation) or any of its or their licensees or sublicensees or (b) the conduct of the Ongoing Clinical Trial under an amended, modified, or otherwise altered (from the protocol in effect as of the date of the CVR Agreement) protocol that allows the Company, Parent, or each of their affiliates (including the Surviving Corporation) or any of its or their licensees or sublicensees to enroll additional ACC-1 patients, the Ongoing Clinical Trial shall be deemed to be a Registrational Clinical Trial of Emi-Le.

•	“Regulatory Approval” means the approval (other than pricing or reimbursement approval(s)) that is necessary to market and sell a product candidate in an applicable country by the applicable federal, national, multinational, state, provincial, or local regulatory agency, department, bureau, or other governmental authority with authority over the testing, manufacture, use, storage, import, promotion, marketing, or sale (including pricing and reimbursement approval) of any pharmaceutical or biologic product in any country or territory.

Commencing upon the Effective Time and continuing until the earlier of the applicable Milestone end date and the achievement of such Milestone, Parent is obligated to use Commercially Reasonable Efforts (as defined below), including efforts carried out by its affiliates or its or their licensees, to achieve each Milestone. “Commercially Reasonable Efforts” mean, with respect to the development and commercialization, as applicable, of Emi-Le, the level of efforts that Parent and its affiliates would devote to a product of similar potential (including commercial potential) at a similar stage in its development or product life, and to which they hold exclusive rights, taking into account its proprietary position, anticipated or actual market conditions and economic return potential, and the regulatory environment and other relevant commercial, technical, legal, scientific or medical factors. Parent and Rights Agent will acknowledge and agree under the CVR Agreement that (i) the level of efforts that constitute Commercially Reasonable Efforts may change over time and vary from country to country, reflecting changes in the status of the product, compound or therapy, (ii) the use of Commercially Reasonable Efforts may result in Parent and its Affiliates ceasing the research, development, commercialization or other exploitation of Emi-Le, (iii) the use of Commercially Reasonable Efforts does not require that Parent or its affiliates to act in a manner which would otherwise be contrary to prudent business judgment, including business judgment as exercised in Parent’s or affiliate’s ordinary course of business, and (iv) once research, development, commercialization or other exploitation of Emi-Le has ceased in compliance with the CVR Agreement, the use of Commercially Reasonable Efforts does not require the continued reevaluation of whether development, commercialization or exploitation must be reinitiated for such compound. Notwithstanding the foregoing, if the development or commercialization of Emi-Le is being conducted by a licensee under an agreement that contains a commercially reasonable and customary definition of “Commercially Reasonable Efforts” (or equivalent term) that is at least substantially equivalent, then for purposes of such licensee’s activities under the CVR Agreement, such definition shall replace the above definition.

Notwithstanding the foregoing, there can be no assurance that any Milestone will be achieved prior to its expiration or termination of the CVR Agreement, or that payment will be required of Parent with respect to any Milestone.

If any of the Breakthrough Therapy Designation Milestone, the Janssen Milestone, the FDA Milestone, the First Patient Dosed Milestone, the European First Sale Milestone and the Japan First Sale Milestone is achieved prior to the applicable Milestone expiration date, then, Parent will, within 20 business days after such achievement, deliver (or cause to be delivered) to the Rights Agent (i) a written notice (each, a “Milestone Notice”) stating that the Milestone has been achieved and that the Holders are entitled to the applicable Milestone Payment and (ii) the aggregate amount of cash required to pay the corresponding Milestone Payment to all Holders, other than equity award holders. If any of the Annual Net Sales Milestone I, the Annual Net Sales Milestone II and the Annual Net Sales Milestone III is achieved on or before its applicable Milestone expiration date, Parent will deliver (or cause to be delivered) a Milestone Notice and cash amount, other than the cash amount to equity award holders, within 60 days following the last day of the fiscal quarter in which the Milestone was achieved. The Rights Agent will solicit any required tax forms from Holders as needed to administer the applicable Milestone Payments. Payments to equity award holders are made directly by Parent in accordance with the Merger Agreement.

Each Milestone Payment is payable only once, only if the applicable Milestone is achieved prior to its expiration, and the maximum total amount payable per CVR is $30.25. If a Milestone is not achieved prior to its applicable expiration date, no payment will be made with respect to that Milestone. If a Milestone is achieved prior to the closing of the Transactions, it is treated as having been achieved as of the date of the CVR Agreement, and the related payment timing for achievement of the Milestone is determined in the same manner as described above.

The rights to payment under the CVRs are solely contractual rights governed by the CVR Agreement. The CVRs will not be represented by certificates, will not have voting or dividend rights, and do not represent any equity or ownership interest in Parent, Purchaser or the Company. The CVRs are not transferable except in limited circumstances and will not be registered or listed for trading. No interest will accrue or be paid on any amounts that may become payable under the CVRs. Holders will have no greater rights against Parent with respect to any Milestone Payments than those accorded to general unsecured creditors.

The CVRs will not be transferable except (i) upon death of a Holder by will or intestacy, (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries of the Holder upon the death of the Holder, (iii) pursuant to a court order, (iv) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (v) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by DTC (as defined below), or (vi) by abandonment of the CVR to Parent without consideration.

The Rights Agent will keep a register for the purpose of (i) identifying the Holders and (ii) registering CVRs and permitted transfers thereof. The register will initially show one position for Cede & Co. representing all of the CVRs issued to the holders of Shares held by The Depositary Trust Company (“DTC”) on behalf of the street holders of the Shares as of immediately prior to the Effective Time. The Rights Agent will have no responsibility to street name holders or DTC participants with respect to transfers of CVRs or the distribution of payments, and will satisfy any payment obligations to such holders by making a single payment to DTC. Parent will furnish, or cause to be furnished, to the Rights Agent (i) the names and addresses of the Holders (other than equity award holders) within 20 business days after the Effective Time, in such form as Parent receives from the Company’s transfer agent, and (ii) in the case of equity award holders, the names and addresses of such Holders as set forth in the Company’s books and records as of immediately prior to the Effective Time, in accordance with the Merger Agreement.

Under the CVR Agreement and subject to the terms of the CVR Agreement, Holders of at least 30% of the outstanding CVRs (the “Acting Holders”) have the right to initiate audit procedures to review Parent’s calculation of Net Sales and may direct the Rights Agent’s conduct of certain legal proceedings.

The CVR Agreement may be amended without the consent of the Holders by Parent, at any time and from time to time, for any of the following purposes: (i) to evidence the succession of another person to Parent and the assumption by any such successor of Parent’s covenants under the CVR Agreement, (ii) to evidence the succession of another person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent under the CVR Agreement, (iii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent considers to be for the protection of the Holders, provided that, in each case, such provisions do not adversely affect the interests of the Holders, (iv) to cure any ambiguity, to correct or supplement any provision of the CVR Agreement that may be defective or inconsistent with any other provision of the CVR Agreement or in the Merger Agreement, or to make any other provisions with respect to matters or questions arising under the CVR Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders, (v) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws, provided that, such provisions do not adversely affect the interests of the Holders, (vi) to evidence any permitted assignment of the CVR Agreement by Parent, (vii) as may otherwise be necessary for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of the Holders; or (viii) as may be necessary or appropriate to ensure that the Surviving Corporation complies with applicable law. Subject to the foregoing paragraph, with the written consent of the Acting Holders, Parent and the Rights Agent may enter into one or more amendments to the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.

The CVR Agreement provides that, except for the limited rights expressly granted to the Rights Agent, the Acting Holders will have the sole right, on behalf of all Holders, to institute any legal proceeding with respect to the CVR Agreement, and no individual Holders or any other group of Holders will be entitled to exercise such rights. Notwithstanding the foregoing, the right of any Holder to receive Milestone Payments that have become due and payable with respect to such Holder’s CVRs cannot be impaired or affected without such Holder’s consent, and individual Holders retain the right to assert claims in an insolvency proceeding of Parent with respect to such Milestone Payments. The Acting Holders also have the right to direct the time, method and place of conducting any legal proceeding for any remedy available to the Rights Agent, subject to certain limitations set forth in the CVR Agreement.

The CVR Agreement will terminate upon the earlier to occur of (i) the payment in full of each of the Milestone Payments, including the mailing by the Rights Agent to the address of each Holder as reflected in the register of the CVR the full amount of each Milestone Payment, as required to be paid under the CVR Agreement and (ii) the termination of the Merger Agreement prior to the Offer Acceptance Time and the Effective Time in accordance with its terms.

The foregoing description of the Form of Contingent Value Rights Agreement, Milestones and Milestone Payments does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Contingent Value Rights Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

(b) Arrangements with Current Executive Officers, Directors and Affiliates of the Company

In considering the recommendation of the Company Board set forth under the caption entitled “Item 4(a). The Solicitation or Recommendation - Recommendation of the Company Board,” the Company’s stockholders should be aware that certain of the Company’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally, which may create potential conflicts of interest. The Company Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated by the Merger Agreement, the CVR Agreement and the Support Agreement, including the Transactions, and in determining to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Company’s current executive officers are as follows:

Name	Position
Martin Huber, M.D.	Chief Executive Officer and President; Director
Mohan Bala, Ph.D.	Senior Vice President, Chief Development Officer
Alejandra Carvajal	Senior Vice President, Chief Legal Officer
Brian DeSchuytner	Senior Vice President, Chief Operating Officer and Chief Financial Officer
Timothy B. Lowinger, Ph.D.	Senior Vice President, Chief Science and Technology Officer

Effect of the Offer and the Merger on Shares and Equity-Based Incentive Awards

Certain directors and executive officers of the Company hold (i) outstanding Shares, (ii) options to purchase shares of Common Stock (each, a “Company Option”) and (iii) restricted stock units with respect to shares of Common Stock (each, a “Company RSU”).

Treatment of Shares

The Company’s directors and executive officers who tender Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender their Shares in the Offer. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer of the Company that were not tendered into the Offer will be converted into the right to receive the Merger Consideration on the same terms and conditions as the other Company stockholders who do not tender their Shares in the Offer.

The approximate Upfront Cash Consideration and estimated maximum contingent consideration under the CVRs assuming all of the Milestones are achieved that each director, executive officer and affiliated stockholder of the Company would receive in exchange for all of his, her or its Shares in the Offer if all such Shares were tendered is set forth in the table below. The amounts set forth in the table below are based on the total number of Shares held by the Company’s directors, executive officers and affiliated stockholders as of November 30, 2025 and are calculated before any taxes that may be due on such amounts are paid. The amounts set forth in the table below exclude shares of Common Stock subject to outstanding Company Options and Company RSUs, which are described under the sections entitled “—Treatment of Company Options” and “—Treatment of Company RSUs” below, respectively.

Name	Number of Shares (#)	Upfront Cash Consideration for Shares ($)	Contingent Consideration under CVRs Payable for Shares ($)(1)
Executive Officers
Martin Huber, M.D.	9,573	239,325	289,583
Mohan Bala, Ph.D.	2,927	73,175	88,542
Alejandra Carvajal	3,131	78,275	94,713
Brian DeSchuytner	5,015	125,375	151,704
Timothy B. Lowinger, Ph.D.	10,466	261,650	316,597
Non-Employee Directors
Lawrence M. Alleva (2)	662	16,550	20,026
Willard Dere, M.D.	1,567	39,175	47,402
Allene M. Diaz	578	14,450	17,485
Andrew A.F. Hack, M.D., Ph.D. (3)	347,123	8,678,075	10,500,471
Kristen M. Hege, M.D.	578	14,450	17,485
David Mott (4)	23,929	598,225	723,852
Anna Protopapas (5)	19,220	480,500	581,405
Affiliated Stockholders
Bain Capital Life Sciences Entities (6)	346,545	8,663,625	10,482,986

(1)	Amount payable in respect of CVRs, assuming that all of the Milestones are achieved such that the aggregate payments under each CVR will be $30.25. As discussed herein, the Milestone Payments are conditioned on the achievement of the Milestones set forth in the CVR Agreement and there can be no assurance that any Milestones will be achieved.

(2)	Consists of (a) 578 Shares held directly by Mr. Alleva and (b) 84 Shares held by the Lawrence M. Alleva Revocable Trust.

(3)	Dr. Hack has served as a Partner of Bain Capital since March 2019. Consists of (a) 578 Shares of Common Stock held directly by Dr. Hack, and (b) the Shares of Common Stock held by the Bain Capital Life Sciences Entities (as defined below) in footnote (6).

(4)	Consists of (a) 23,546 Shares held by Mr. Mott and (b) 383 Shares held by the David Mott Declaration of Trust dated May 31, 2001, as amended

(5)	Consists of (a) 6,721 Shares held by Ms. Protopapas, (b) 2,890 shares held by the Kinney/Protopapas Irrevocable Trust and (c) 9,609 shares held by the Anna Protopapas Irrevocable Trust.

(6)	As reported on a Schedule 13D/A filed with the SEC on November 13, 2025 by Bain Capital Life Sciences Fund II, L.P. (“BCLS II”), BCIP Life Sciences Associates, LP (“BCIPLS”) and BCLS II Investco, LP (“BCLS II Investco” and, together with BCLS II and BCIPLS, each a “Bain Capital Life Sciences Entity” and, collectively, the “Bain Capital Life Sciences Entities”), BCLS II holds 131,776 Shares, BCIPLS holds 16,049 Shares and BCLS II Investco holds 198,720 Shares, over which shares each applicable Bain Capital Life Sciences Entity has shared voting and dispositive control. Bain Capital Life Sciences Investors, LLC (“BCLSI”) (i) is the manager of Bain Capital Life Sciences Investors II, LLC, which is the general partner of BCLS II, and (ii) governs the investment strategy and decision-making process with respect to investments held by BCIPLS. BCLS II is the manager of BCLS II Investco (GP), LLC, which is the general partner of BCLS II Investco. As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Bain Capital Life Sciences Entities. Dr. Hack, a member of the Company Board, is a Partner of BCLSI. As a result, Dr. Hack may be deemed to share voting and dispositive power with respect to the shares held by the Bain Capital Life Sciences Entities. Dr. Hack disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Treatment of Company Options

The Merger Agreement provides that each Company Option will receive the following treatment:

•	Effective as of immediately prior to the Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time and has an exercise price per share that is less than the Upfront Cash Consideration (each such Company Option, a “Cash-Out Option”), shall become fully vested and shall automatically be cancelled and converted into the right to receive, without interest and subject to deduction for any required tax withholding, (i) the Merger Consideration minus (ii) the exercise price payable per share of Common Stock underlying such Cash-Out Option, subject to the terms and conditions specified in the Merger Agreement; and

•	Effective as of 10 business days prior to the closing of the Merger, or such other date occurring prior to the closing of the Merger as may be determined by the Company Board in its discretion (the “Acceleration Date”), each Company Option then outstanding and unexercised that has an exercise price per share that is equal to or greater than the Upfront Cash Consideration (each such Company Option, an “Out-of-the-Money Option”), shall become fully vested and exercisable up to and through the closing of regular trading on the Nasdaq Stock Market on the fifth business day following the Acceleration Date (the “Last Exercise Date”) in accordance with the terms and conditions of such Out-of-the-Money Option, and if not exercised on or prior to the closing of regular trading on the Last Exercise Date, such Out-of-the-Money Option shall be cancelled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange for such Out-of-the-Money Option.

The table set forth below provides information regarding (i) the Cash-Out Options and Out-of-the Money Options held by the Company’s executive officers and directors as of November 30, 2025, (ii) the estimated Upfront Cash Consideration and the estimated maximum contingent consideration under the CVRs assuming all of the Milestones are achieved that would be payable (on a pre-tax basis) in respect the Cash-Out Options and (iii) the estimated maximum contingent consideration under the CVRs assuming all of the Milestones are achieved that would be payable (on a pre-tax basis) in respect of Out-of-the-Money Options which have an exercise price equal to or greater than the Upfront Cash Consideration and less than $55.25 per Share, if such Out-of-the-Money Options are exercised on or before the Last Exercise Date. The table below assumes that no Out-of-the-Money Options with an exercise price equal to or greater than $55.25 per Share will have been exercised prior to the Last Exercise Date.

Name of Executive Officer or Director	Number of Cash-Out Options (#)	Upfront Cash Consideration for Cash-Out Options ($)	Contingent Consideration under CVRs Payable for Cash-Out Options (#)(1)	Number of Out-of-the Money Options (#)(2)	Net Contingent Consideration under CVRs Payable for Out-of-the- Money Options ($)(1)
Executive Officers
Martin Huber, M.D.	32,651	293,451	987,693	40,363	898,623
Mohan Bala, Ph.D.	11,249	101,100	340,282	-	-
Alejandra Carvajal	9,749	87,619	294,907	-	-
Brian DeSchuytner	11,249	101,100	340,282	-	-
Timothy B. Lowinger, Ph.D.	9,749	87,619	294,907	-	-
Non-Employee Directors
Lawrence M. Alleva	2,460	39,169	74,415	1,803	29,245
Willard Dere, M.D.	2,460	39,169	74,415	-	-
Allene M. Diaz	2,460	39,169	74,415	-	-
Andrew A.F. Hack, MD, Ph.D.	2,460	39,169	74,415	-	-
Kristen M. Hege, M.D.	2,460	39,169	74,415	380	9,025
David Mott	2,460	39,169	74,415	-	-
Anna Protopapas	2,460	39,169	74,415	665	14,796

(1)	Amount payable in respect of CVRs, assuming that all of the Milestones are achieved such that the aggregate payments under each CVR will be $30.25. As discussed herein, the Milestone Payments are conditioned on the achievement of the Milestones set forth in the CVR Agreement and there can be no assurance that any Milestones will be achieved.

(2)	The Out-of-the-Money Options reported in the table above include only those Company Options with an exercise price equal to or greater than $25.00 per Share and less than $55.25 per Share.

Treatment of Company RSUs

The Merger Agreement provides that, as of immediately prior to the Effective Time, each Company RSU, which represents the right to receive one share of Common Stock, that is then outstanding (whether vested or unvested) shall automatically be cancelled and converted into the right to receive, without interest and subject to deduction for any required tax withholding, the Merger Consideration.

The table set forth below provides information regarding (i) the unvested Company RSUs held by the Company’s executive officers and directors as of November 30, 2025, (ii) the estimated Upfront Cash Consideration that would be payable (on a pre-tax basis) in respect thereof and (iii) the estimated maximum contingent consideration under the CVRs assuming all of the Milestones are achieved that would be payable (on a pre-tax basis) in respect thereof. All vested Company RSUs have been settled for Shares of Common Stock and the treatment of such Shares is set forth above under “- Treatment of Shares”.

Name	Number of Unvested Company RSUs (#)	Upfront Cash Consideration for Unvested Company RSUs ($)	Contingent Consideration under CVRs Payable for Unvested Company RSUs ($)(1)
Executive Officers
Martin Huber, M.D.	21,924	548,100	663,201
Mohan Bala, Ph.D.	4,950	123,750	149,738
Alejandra Carvajal	4,483	112,075	135,611
Brian DeSchuytner	5,300	132,500	160,325
Timothy B. Lowinger, Ph.D.	4,608	115,200	139,392
Non-Employee Directors	-	-	-
Lawrence M. Alleva	-	-	-
Willard Dere, M.D.	-	-	-
Allene M. Diaz	-	-	-
Andrew A.F. Hack, MD, Ph.D.	-	-	-
Kristen M. Hege, M.D.	-	-	-
David Mott	-	-	-
Anna Protopapas	-	-	-

(1)	Amount payable in respect of CVRs, assuming that all of the Milestones are achieved such that the aggregate payments under each CVR will be $30.25. As discussed herein, the Milestone Payments are conditioned on the achievement of the Milestones set forth in the CVR Agreement and there can be no assurance that any Milestones will be achieved.

Treatment of the Company’s 2017 Employee Stock Purchase Plan

The Company has taken actions with respect to the Company’s 2017 Employee Stock Purchase Plan (the “Company ESPP”) that are necessary to provide that (i) with respect to each offering period that is in effect as of the date of the Merger Agreement (each a “Current ESPP Offering Period”), no employee who is not a participant in the Company ESPP as of such date may become a participant in the Company ESPP and no participant may increase the percentage amount of such participant’s payroll deduction election from that in effect on the date of the Merger Agreement for such Current ESPP Offering Period, (ii) no additional offering period will commence under the Company ESPP after the date of the Merger Agreement, (iii)  subject to the consummation of the Merger, the Company ESPP will terminate, effective immediately prior to the Effective Time and (iv) if any Current ESPP Offering Period will still be in effect as of immediately prior to the Effective Time, then each outstanding option granted pursuant to the Company ESPP will be terminated immediately prior to the Effective Time and the balances in the accounts of participants in the Company ESPP shall be returned to them.

Anticipated Cash Bonuses

The Company plans to pay discretionary cash bonuses for 2025, under its 2017 Cash Bonus Plan, to its eligible employees at the earlier of the closing of the Merger or January 30, 2026 (which would be the payroll date on which the Company would typically pay out bonuses).

Existing Employment and Severance Arrangements

Each of the Company’s executive officers is party to a letter agreement (the “Employment Letter Agreement”) with the Company that sets forth the terms and conditions of the executive’s employment with the Company. Each Employment Letter Agreement provides for at-will employment with the Company. Each Employment Letter Agreement sets forth the executive’s base salary, which is eligible for potential discretionary merit increases, and target annual bonus (expressed as a percentage of base salary). Pursuant to the Employment Letter Agreements, each of the Company’s executive officers is also entitled to certain compensation and benefits upon termination of the executive’s employment in certain circumstances, including following a change in control, as follows:

•	Termination of Employment without Cause or other than for Disqualifying Conduct or for Good Reason. If the executive’s employment is terminated (a)(i) by the Company without Cause (as defined below), for Mr. DeSchuytner and Dr. Lowinger, or (ii) by the Company other than for Disqualifying Conduct (as defined below), for Drs. Huber and Bala and Ms. Carvajal, or (b) by the executive for Good Reason (as defined below); then, the executive will be entitled to receive continued payment of his or her base salary for 12 months, for Dr. Huber, or 9 months, for Drs. Bala and Lowinger, Ms. Carvajal and Mr. DeSchuytner, following such termination of employment. In addition, if the executive elects to continue coverage in the Company’s group health plans, the Company will pay a portion of the COBRA or state law premiums equal to the excess of the cost of such premiums over the amount the executive would have paid for coverage for the executive, his or her spouse and dependents had the executive remained employed by the Company, for 12 months, for Dr. Huber, or 9 months, for Drs. Bala and Lowinger, Ms. Carvajal and Mr. DeSchuytner.

•	Termination of Employment without Cause or other than for Disqualifying Conduct or for Good Reason following a Change in Control (which will include the Transactions). If the executive’s employment is terminated (a)(i) by the Company without Cause, for Mr. DeSchuytner and Dr. Lowinger, or (ii) by the Company other than for Disqualifying Conduct, for Drs. Huber and Bala and Ms. Carvajal, or (b) by the executive for Good Reason, in any case on or within 12 months following a change in control; then, the executive will be entitled to receive a lump sum payment equal to the sum of (A) 18 months of base salary, for Dr. Huber, or 12 months of base salary, for Drs. Bala and Lowinger, Ms. Carvajal and Mr. DeSchuytner, and (B) the executive’s target annual bonus, in each case as in effect on the date of termination, multiplied by 1.5, for Dr. Huber, or by 1, for Drs. Bala and Lowinger, Ms. Carvajal and Mr. DeSchuytner. If the executive elects to continue coverage in the Company’s group health plans, the Company will pay a portion of the COBRA or state law premiums equal to the excess of the cost of such premiums over the amount the executive would have paid for coverage for the executive, his or her spouse and dependents had the executive remained employed by the Company, for 18 months, for Dr. Huber, or 12 months, for Drs. Bala and Lowinger, Ms. Carvajal and Mr. DeSchuytner. In addition, any stock options or other equity-based awards held by the executive, to the extent outstanding immediately prior to such termination of employment, will vest in full as of immediately prior to such termination.

The Company’s obligation to provide an executive with severance payments and other benefits under the Employment Letter Agreement is conditioned on the executive signing (and not subsequently revoking) an effective release of claims in favor of the Company and the executive’s continued compliance with his or her nondisclosure, noncompetition and assignment of intellectual property agreement, the noncompetition and non-solicitation provisions of which generally survive for 12 months following the termination of employment and the nondisclosure provisions of which generally survive indefinitely.

In the event that all or any portion of the payments or benefits provided under an executive’s letter agreement would constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), the executive will be entitled to receive an amount equal to the greater of (i) the amount of such payments or benefits reduced so that no portion of the payments and benefits would fail to be deductible under Section 280G of the Code, or (ii) the amount otherwise payable reduced by all taxes, including the excise tax imposed under Section 4999 of the Code.

For the purposes of the Employment Letter Agreements:

•	“Cause” generally means: (i) willful misconduct or gross negligence as to a material matter in connection with the executive’s duties; (ii) any act constituting material dishonesty or fraud with respect to the Company; (iii) the indictment for, conviction of, or a plea of guilty or nolo contendere to, a felony under applicable law; (iv) material violation of a material term of any written Company policy made available to the executive; (v) failure to attempt in good faith to (A) perform the executive’s duties in all material respects or (B) follow a clear, lawful, and reasonable directive of the Company Board; or (vi) material breach of a fiduciary duty owed to the Company that has caused or could reasonably be expected to cause a material injury to the business; provided, that in no event shall an executive’s employment be terminated for Cause unless (A) an event or circumstance set forth in clauses (i), (ii), (iv) or (v) has occurred and the Company provides the executive with written notice after the Company has knowledge of the occurrence of existence of such event or circumstance, which notice reasonably identifies the event or circumstance that the Company believes constitutes Cause and (B) with respect to the events and circumstances set forth in clauses (iv) and (v) only, the executive fails to substantially cure the event or circumstance so identified within 30 days of the receipt of such notice.

•	“Disqualifying Conduct” generally means: (i) willful misconduct or gross negligence as to a material matter in connection with the executive’s duties; (ii) any act constituting material dishonesty or fraud with respect to the Company; (iii) the indictment for, conviction of, or a plea of guilty or nolo contendere to, a felony under applicable law; (iv) material violation of a material term of any written Company policy made available to the executive; (v) failure to attempt in good faith to (A) perform the executive’s duties in all material respects or (B) follow a clear, lawful, and reasonable directive of the Company Board; or (vi) material breach of a fiduciary duty owed to the Company that has caused or could reasonably be expected to cause a material injury to the business; provided, that in no event shall an executive’s employment be terminated for Disqualifying Conduct unless (A) an event or circumstance set forth in clauses (i), (ii), (iv) or (v) has occurred and the Company provides the executive with written notice after the Company has knowledge of the occurrence of existence of such event or circumstance, which notice reasonably identifies the event or circumstance that the Company believes constitutes Disqualifying Conduct and (B) with respect to the events and circumstances set forth in clauses (iv) (as to Dr. Bala and Ms. Carvajal) and (v) only, the executive fails to substantially cure the event or circumstance so identified within 30 days of the receipt of such notice.

•	“Good Reason” generally means, without the executive’s consent: (i) a material decrease in the executive’s base salary; (ii) a material diminution in the executive’s authorities, duties, or responsibilities; (iii) the relocation of the executive’s principal work location to a location more than 50 miles from its current location; or (iv) solely with respect to Mr. DeSchuytner, a material breach by the Company of his Employment Letter Agreement or other agreement with respect to his equity compensation; provided, in each case, that (A) the executive provides written notice to the Company, setting forth in reasonable detail the event or events giving rise to Good Reason within 30 days following the initial occurrence of such event, (B) such event or events are not cured by the Company within a period of thirty (30) days following its receipt of such written notice, and (C) the executive actually terminate his or her employment not later than 30 days following the expiration of such cure period.

•	“Change in Control” generally means a “change in control event” as that term is defined in the regulations under Section 409A of the Code.

The foregoing description of the Employment Letter Agreements does not purport to be complete and is qualified in its entirety by reference to the Employment Letters Agreements attached hereto as Exhibits (e)(18), (e)(19), (e)(20), (e)(21) and (e)(22) and are incorporated herein by reference.

Compensation Arrangements Entered into in Connection with the Transactions

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Company or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Continuing Employee Benefits

Pursuant to the Merger Agreement, for a period of at least one year following the closing of the Merger, Parent has agreed to provide, or cause to be provided to all employees of the Company immediately prior to the Effective Time (the “Continuing Employees”) who continue their employment with Parent, Surviving Corporation or any of their respective subsidiaries or affiliates following the Effective Time, (i) an annual base salary or hourly wage rate (as applicable) and annual cash bonus or commission targets (excluding non-qualified deferred compensation, severance, change in control bonuses, retention bonuses, or transaction bonuses) that are no less favorable than those provided to such Continuing Employee by the Company immediately prior to the closing of the Merger and (ii) health, welfare, severance and other employee and fringe benefits (but excluding equity or equity-based incentive opportunities, post-employment welfare, and defined benefit pension benefits) that are no less favorable in the aggregate than those provided to similarly situated employees of Parent.

Pursuant to the Merger Agreement, Parent has also agreed to use commercially reasonable efforts to treat, and cause the applicable benefit plans in which Continuing Employees are entitled to participate to treat, the service of Continuing Employees with the Company or its subsidiary or any of their predecessors to the extent previously recognized by the Company and its subsidiary as of the date hereof attributable to any period before the Effective Time as service rendered to Parent or its affiliates for purposes of eligibility to participate, vesting of benefits (but not of equity awards), and applicability of minimum waiting periods for participation, but excluding benefit accrual (including minimum pension amount) under equity incentive plans, defined benefit pension plans or retiree welfare benefit plans of Parent, or as would otherwise result in a duplication of benefits. Parent has agreed to use commercially reasonable efforts to cause any pre-existing conditions or actively at work or similar limitations, eligibility waiting periods, evidence of insurability requirements or required physical examinations under any health or similar plan of Parent to be waived with respect to Continuing Employees and their eligible dependents; provided, however, that with respect to preexisting conditions, such conditions shall be waived to the extent waived under the corresponding plan in which Continuing Employees participated as of immediately prior to the Effective Time. Parent has agreed to also use commercially reasonable efforts to cause any deductibles, coinsurance, and out-of-pocket maximums paid by Continuing Employees under any of the Company’s health, dental, vision or similar plans in the plan year in which Continuing Employees and their eligible dependents are transitioned to Parent’s health, dental, vision or similar plans to be credited towards deductibles, coinsurance, and out-of-pocket maximums under the health plans of Parent or any subsidiary of Parent.

The Company has agreed to take all actions necessary or appropriate to terminate the Mersana Therapeutics, Inc. 401(k) Profit Sharing Plan Trust (the “401(k) Plan”), effective as of no later than the day immediately preceding the closing date of the Merger, unless Parent provides written notice to the Company that such 401(k) Plan shall not be terminated at least 10 business days prior to the closing date. Parent has agreed to use commercially reasonable efforts to take any and all actions as may be required as of the date of the Merger Agreement or at any time from the date of the Merger Agreement to the closing date of the Merger, to permit the Continuing Employees who are then actively employed to make rollover contributions to a 401(k) plan sponsored or maintained by Parent or one of its affiliates of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans), or a combination thereof in an amount equal to the full account balance distributed to such Continuing Employee from the 401(k) Plan.

Information Regarding Golden Parachute Compensation

The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions contemplated by the Merger Agreement that is payable or may become payable to each of the Company’s named executive officers. The amounts shown in the table below are estimates only and based on many assumptions regarding events that may or may not actually occur. As a result, the actual amounts that may be paid to a named executive officer in connection with the Transactions contemplated by the Merger Agreement may differ materially from the amounts set forth in the table below. For a detailed description of the treatment of outstanding equity-based incentive awards under the Merger Agreement, please refer to “- Effect of the Offer and the Merger on Shares and Equity-Based Incentive Awards” and for additional details regarding the terms of the payments described below, please refer to “- Existing Employment and Severance Arrangements.”

The table below assumes that: (i) the Effective Time will occur on November 30, 2025 and (ii) the employment of each named executive officer was terminated by the Company without Cause or other than for Disqualifying Conduct, as applicable, or by the officer with Good Reason on such date in a manner entitling the named executive officer to receive severance payments under the Employment Letter Agreements. The amounts shown in the table below reflect only the payments that the named executive officers would receive in connection with the Transactions contemplated by the Merger Agreement, and do not include the value of payments or benefits that would have been earned, including payment of any discretionary bonus for 2025 which shall be payable on the earlier of the closing of the Merger and January 30, 2026, or any amounts associated with equity awards that would vest in accordance with their terms, absent the Transactions contemplated by the Merger Agreement. The calculations in this table below do not include amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all of its salaried employees. Further, the amounts in the table below are not reduced by applicable tax withholding or the amount of any cutback required to avoid the excise tax imposed by Section 4999 of the Code. The individuals named below represent the named executive officers identified in the Company’s definitive proxy statement for the 2025 annual meeting of stockholders, as filed with the SEC on April 29, 2025.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Martin Huber, M.D.	1,571,040	2,252,311	32,714	3,856,065
Mohan Bala, Ph.D.	684,320	632,119	28,875	1,345,314
Alejandra Carvajal	659,260	558,525	28,875	1,246,660
Brian DeSchuytner	728,000	651,495	10,100	1,389,595
Timothy B. Lowinger, Ph.D.	702,800	565,432	28,875	1,297,107

(1)	The amounts reported in this column represent cash severance amounts payable to the named executive officer pursuant to the Employment Letter Agreements, as described above under the heading “- Arrangements with Current Executive Officers, Directors and Affiliates of the Company - Existing Employment and Severance Arrangements”. Cash severance is comprised of (i) a lump sum payment equal to the sum of (a) 18 months of current base salary, for Dr. Huber ($981,900), and (b) 12 months of current base salary, for Dr. Bala, Ms. Carvajal, Mr. DeSchuytner and Dr. Lowinger, ($488,800, $470,900, $520,000 and $502,000, respectively) and (ii) the executive’s target annual bonus, as in effect on the date of termination, multiplied by 1.5, for Dr. Huber ($589,140), and multiplied by one, for Dr. Bala, Ms. Carvajal, Mr. DeSchuytner and Dr. Lowinger ($195,520, $188,360, $208,000 and $200,800, respectively). These amounts are “double trigger” payments.

(2)	The amounts reported in this column include the aggregate dollar value of the unvested Cash-Out Options and the unvested Company RSUs held by the named executive officers as of November 30, 2025, all of which will be cancelled at the Effective Time and converted into a right to receive the consideration described above in Item 3. under the heading “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company.” The value of the unvested Cash-Out Options in this table is the aggregate amount payable to the holder of the Cash-Out Options determined, for each Cash-Out Stock Option, as (i) the excess of the Upfront Cash Consideration of $25.00 per Share over the applicable exercise price per share of the Cash-Out Option, plus (ii) $30.25, which represents the maximum amount payable under each CVR. The value of each unvested Company RSU is the sum of the Cash Consideration of $25.00 per Share, plus $30.25, which represents the maximum amount payable under each CVR. These amounts are “single trigger” payments. The amounts reported in this column assume that the Out-of-the-Money Options will not have been exercised prior to Last Exercise Date and that no consideration will be delivered in exchange therefor in connection with the Merger.

Name	Value of Unvested Cash-Out Options ($)	Value of Unvested Company RSUs ($)
Martin Huber, M.D.	1,041,010	1,211,301
Mohan Bala, Ph.D.	358,631	273,488
Alejandra Carvajal	310,839	247,686
Brian DeSchuytner	358,670	292,825
Timothy B. Lowinger, Ph.D.	310,840	254,592

(3)	The amounts reported in this column represent the additional benefits payable to the named executive officer pursuant to the Employment Letter Agreements, as described above under the heading “- Arrangements with Current Executive Officers, Directors and Affiliates of the Company - Existing Employment and Severance Arrangements”. These amounts represent estimates of the cost of the Company’s continued payment of COBRA continuation health coverage or state law premiums at the time of termination for 18 months for Dr. Huber ($32,714) and 12 months for Dr. Bala, Ms. Carvajal, Mr. DeSchuytner and Dr. Lowinger ($28,875, $28,875, $10,100 and $28,875, respectively), if the executive elects to continue coverage under COBRA. These amounts are “double trigger” payments.

Director Compensation

The Company maintains an amended and restated non-employee director compensation policy (the “NED Compensation Policy”), which currently provides that each of the Company’s non-employee directors will receive the following compensation for service on the Company Board:

•	an annual cash retainer of $40,000 (increased to $70,000 for the Chair of the Company Board);

•	an additional annual cash retainer of $5,000 for each non-employee director who is a member of the Compensation Committee ($10,000 for the Chair of the Compensation Committee);

•	an additional annual cash retainer of $4,000 for each non-employee director who is a member of the Nominating and Corporate Governance Committee (increased to $8,000 for the Chair of the Nominating and Corporate Governance Committee);

•	an additional annual cash retainer of $7,500 for each non-employee director who is a member of the Audit Committee (increased to $15,000 for the Chair of the Audit Committee);

•	for any non-employee director who is first elected or appointed to the Company Board, an initial Company Stock Option to purchase 4,920 shares of Common Stock, which shares subject to such initial equity award will vest in equal quarterly installments over a three-year period, subject to the non-employee director’s continuous service as a director on each vesting date; and

•	on an annual basis, for each non-employee director (other than a director who is first elected to the Company Board during the calendar year of such annual meeting of stockholders (including, for the avoidance of doubt, at the time of the annual meeting of stockholders)), a Company Stock Option to purchase 2,460 shares of Common Stock, which will vest in full upon the earlier of the first anniversary of the date of grant or the date of the following annual meeting of stockholders of the Company, subject to the non-employee director’s continuous service as a director on each vesting date.

Furthermore, under the NED Compensation Policy each non-employee director may elect to convert all of his or her cash compensation for each calendar quarter in a year into either shares of Common Stock, or a Stock Retainer Grant, or a Company Stock Option to purchase shares of Common Stock, or an Option Retainer Grant. Any such election to convert cash compensation is referred to as a Retainer Grant Election. Each Retainer Grant Election must be submitted to the Company’s Chief Financial Officer in writing by no later than December 31 preceding each calendar year to which such Retainer Grant Election shall apply. A non-employee director may only make a Retainer Grant Election during a period in which the Company is not in a quarterly or special blackout period under its insider trading policy and the non-employee director is not aware of any material non-public information. Once a Retainer Grant Election is properly submitted, it will be in effect for the full calendar year covered by the Retainer Grant Election. If a non-employee director timely makes a Retainer Grant Election, then on the first business day following the end of each calendar quarter, any non-employee director electing to receive a Stock Retainer Grant will be granted a number of shares of Common Stock equal to (a) the aggregate amount of cash compensation otherwise payable to such non-employee director for the calendar quarter divided by (b) the closing sales price per share of the Common Stock on Nasdaq on the last day of such calendar quarter (or, if such date is not a market trading day, on the first market trading day thereafter), rounded down to the nearest whole share, and any non-employee director electing an Option Retainer Grant will be granted a Company Stock Option to purchase a number of shares of Common Stock having a grant date fair value equal to the aggregate amount of cash compensation otherwise payable to such non-employee director for such calendar quarter, with the number of shares of Common Stock determined in accordance with Accounting Standards Codification Topic 718, rounded down to the nearest whole share. Each Stock Retainer Grant and Option Retainer Grant will be fully vested on the applicable grant date.

Each non-employee director is also entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending meetings of the Company Board and any committee on which he or she serves.

Any outstanding initial equity awards and annual equity awards granted to the Company’s non-employee directors automatically accelerate and become fully vested and exercisable upon the non-employee director’s death or termination of service due to disability or upon a change in control, which will include the Transactions. The treatment of any Company Stock Options or Company RSUs held by directors is as described in more detail in “Item 3.—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company.”

Indemnification, Advancement and Insurance

The Company’s Fifth Amended and Restated Certificate of Incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the DGCL and provides that no director will have personal liability to the Company or to the Company’s stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of the Company’s directors:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment or modification to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL or such other law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by the DGCL or such other law, as so amended.

The Company’s Bylaws provide that the Company will indemnify, defend and hold harmless each person who was or is a party or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at the Company’s request as a director, officer, partner, employee, member or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust, nonprofit entity or other enterprise (all such persons being referred to as an “Indemnitee”), against all liability and loss suffered (including expenses (including attorneys’ fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnitee in connection with such action) unless the proceeding to which the Indemnitee is a party is resolved with an adverse judgment against the Indemnitee.

The Company maintains a general liability insurance policy that covers certain liabilities of the Company’s directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, the Company has entered into indemnification agreements with all of the Company’s directors and executive officers. These indemnification agreements may require the Company, among other things, to indemnify each such director and executive officer for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of the Company’s directors or executive officers.

The Merger Agreement also provides that, from the Effective Time and ending on the sixth (6th) anniversary of the closing date of the Merger, the Surviving Corporation and its subsidiaries shall (and Parent shall cause the Surviving Corporation and its subsidiaries to) cause the formation and governing documents of the Surviving Corporation and its subsidiaries to contain provisions with respect to elimination of liability of directors, indemnification, exculpation and the advancement of expenses that are no less favorable to the Indemnified Persons (as defined in the Merger agreement) than the indemnification, exculpation and advancement of expenses provisions contained in the organizational and governing documents of the Company and its subsidiary as of the date of the Merger Agreement, and during such six year period, such provisions shall not be repealed, amended or otherwise modified (whether by merger, consolidation, division, conversion, domestication, transfer, continuance, share exchange, operation of law or otherwise) in any manner adverse to the Indemnified Persons except as provided below.

From and after the Effective Time until the sixth anniversary of the closing date of the Merger, Parent and the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable laws and the Company’s Fifth Amended and Restated Certificate of Incorporation or Bylaws, indemnify, defend and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities (including amounts paid in settlement or compromise), fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of the Company in connection with any pending or threatened Legal Proceeding (as defined in the Merger Agreement) based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the Transactions. Without limiting the foregoing, from the Effective Time until the 6th anniversary of the closing date of the Merger, the Indemnifying Parties shall also, to the fullest extent permitted under applicable laws and the Company’s Fifth Amended and Restated Certificate of Incorporation, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this paragraph.

During the period commencing at the Effective Time and ending on the 6th anniversary of the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain in effect for the benefit of the directors and officers of the Company, as of the date of the Merger Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event providing coverage, terms, conditions, retentions, limits of liability, deductibles and amounts not less favorable to the insured Persons than the policies of the Company in effect as of the date of the Merger Agreement; provided that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in an amount, in the aggregate, that is in excess of 300% of the last annual premium paid by the Company and its subsidiary prior to the date of the Merger Agreement, but in such case shall purchase coverage as favorable to the insured persons as is available for such amount as long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring at or prior to the Effective Time. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain the D&O Insurance “tail” policy in full force and effect and continue to honor their respective obligations thereunder, during the period commencing at the Effective Time and ending on the 6th anniversary of the Effective Time.

The foregoing description of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Bylaws, the Fifth Amended and Restated Certificate of Incorporation, the Merger Agreement and the Form of Indemnification Agreement, which are filed as Exhibits (e)(6), (e)(5), (e)(1) and (e)(7) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Rule 14d-10(d) Matters

The Merger Agreement provides that, prior to the Offer Acceptance Time, the Compensation Committee of the Company Board shall approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Parent, Purchaser, the Company or their respective affiliates and any of the officers, directors or employees of the Company that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Section 16 Matters

Prior to the Effective Time, the Company shall take all actions reasonably necessary to cause the dispositions of Company equity securities (including derivative securities) in connection with the Transactions by each director or executive officer of the Company who is subject to Rule 16b-3 promulgated under the Exchange Act to be exempt under such rule to the extent permitted by applicable law.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Company Board

At a meeting of the Company Board held on November 12, 2025, after careful consideration, the Company Board unanimously: (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, the Company and the Company stockholders, (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and approved the CVR Agreement and the transactions contemplated thereby, and (iv) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Company Board unanimously recommends on behalf of the Company that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A copy of the press release issued by the Company, dated November 13, 2025, announcing the Merger Agreement, the Offer and the Merger is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

(b) Background of the Offer and the Merger

The Company Board, together with members of the Company’s senior management, regularly reviews and assesses the Company’s operations, financing requirements and industry developments in the context of the Company’s strategic plans and, in connection with this review and assessment, periodically considers collaborations, capital raising opportunities and other strategic alternatives. The Company also, from time to time, has engaged in discussions with various parties regarding potential business and strategic transactions.

In particular, in late 2024 and early 2025, the Company considered various financing and capital raising alternatives primarily to support its development of its lead product candidate, Emi-Le.

On January 10, 2025, the Company publicly announced positive initial clinical data from the Phase 1 dose escalation and backfill cohorts for Emi-Le, and also announced that the FDA granted an additional Fast Track designation to Emi-Le. However, given disappointing market reaction and general conditions in the capital markets, on January 24, 2025, the Company Board directed Company management to evaluate plans to preserve capital and extend the Company’s cash runway, while continuing to evaluate capital-raising opportunities. The Company Board further directed management to evaluate partnering, collaboration, licensing and similar strategic transactions, primarily for the purpose of raising additional capital and/or sharing the costs and expenses of clinical development for the Company’s product candidates.

On February 25, 2025, the Company received written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC notifying the Company that the Company was not in compliance with Nasdaq Listing Rule 5450(b)(2)(A), which requires the Company to maintain a minimum Market Value of Listed Securities of $50.0 million. The notice was only a notification of deficiency, not of imminent delisting, and the Company was given 180 days to regain compliance.

As of March 3, 2025, as previously disclosed in the Company’s Annual Report on Form 10-K, while the Company believed its cash and cash equivalents were sufficient to fund its current operating plan into 2026, the Company’s 2024 audited financial statements were issued subject to a “going concern” qualification in which the Company’s auditors noted substantial doubt about the Company’s ability to continue as a going concern in view of the uncertainty of additional funding.

On March 4, 2025, representatives of the Company contacted representatives of Parent regarding potentially entering into a confidentiality agreement in order to review with Parent certain non-confidential data of the Company and to facilitate discussions regarding a potential partnering, licensing or similar transaction.

On March 20, 2025, the Company Board held a meeting at which members of Company management were present. At the meeting, Company management reviewed with the Company Board, among other things, an evaluation of the Company’s strategic options for the remainder of 2025, including options for capital raising, partnering and other business development transactions, and potential workforce reduction and/or restructuring matters. Following discussion, the Company Board directed Company management to continue to evaluate plans to further extend the Company’s cash runway and to regain compliance with Nasdaq continued listing requirements.

On March 21, 2025, the Company and Parent executed a confidentiality agreement, which did not contain a standstill or “don’t ask / don’t waive” provision.

On April 3, 2025, members of Company management presented to representatives of Parent regarding its product candidates, data and development plan.

On April 23, 2025, the Company Board held a meeting at which members of Company management were present. At the meeting, Company management reviewed with the Company Board, among other things, further evaluation of the Company’s strategic options for the remainder of 2025, including options for capital raising, partnering and other business development transactions, and potential workforce reduction and/or restructuring matters, with a particular focus on prioritizing the Company’s efforts to advance Emi-Le. Following discussion, the Company Board directed Company management to continue refining the restructuring plan, and to return to the Company Board for further discussion or approval.

On May 1, 2025, representatives of the Company met with research and business development representatives of Party A to discuss the Company’s clinical and non-clinical programs and technologies in support of Party A’s evaluation of a potential transaction with the Company.

On May 5, 2025, the Company Board held a meeting at which members of Company management were present. At the meeting, the Company Board reviewed, among other things: the status of the Company’s development efforts; the status of discussions regarding potential licensing, collaboration or other partnerships, including that none of the discussions to date had yet led to meaningful engagement or any proposed terms; then prevailing macroeconomic and capital markets conditions; the Company’s operational needs; and the Company’s current cash resources and anticipated cash runway. Company management then presented to the Company Board a revised strategic restructuring and reprioritization plan aimed at extending the Company’s cash runway and furthering the development of Emi-Le, under which the Company would, among other things, reduce its workforce by 55%.

On May 6, 2025, the Company publicly announced the implementation of the strategic restructuring and reprioritization plan, including that it was anticipated that the plan would be substantially complete by the end of the third quarter of 2025, and that it was expected that the plan would allow the Company’s cash resources to support the Company’s current operating plan commitments into mid-2026.

Following the May 5, 2025 meeting of the Company Board and announcement of the Company’s restructuring and reprioritization plan, Company management continued to engage in outreach to various potential strategic counterparties, including Party A, Party C and Parent, regarding potential partnering, collaboration, licensing or other similar transactions.

On May 12, 2025, representatives of the Company met with representatives of Party A to discuss the Company’s platform technology as it related to Party A’s evaluation of a potential transaction with the Company.

On May 15, 2025, the Company publicly announced encouraging preliminary progression free survival and overall survival data for Emi-Le among patients with post-topo-1 triple-negative breast cancer at the European Society for Medical Oncology 2025 Annual Congress.

On May 16, 2025, the Company conducted a management presentation to representatives of Party A regarding its product candidates, particularly with respect to confidential data (shared under the Company’s pre-existing confidentiality agreement with Party A, which did not include a standstill or “don’t ask / don’t waive” provision), regarding positive interim Phase 1 clinical data with respect to Emi-Le, which was scheduled to be presented at the upcoming American Society of Clinical Oncology (“ASCO”) meeting. Also on May 16, 2025, the Company granted access to representatives of Party A to a virtual data room in respect of additional diligence information regarding the Company and its product candidates.

Between May 15, 2025 and June 12, 2025, representatives of each Party A and the Company engaged in due diligence and business discussions, including regarding the Company’s product candidates and clinical data, and the potential structure of a transaction between the Company and Party A.

On June 1, 2025, representatives of Parent and the Company met to discuss the Company’s most recent data, including the data to be presented at ASCO, and the Company’s current development and regulatory plans.

On June 2, 2025, as previously disclosed, the Company announced at ASCO additional positive interim clinical data from its Phase 1 clinical trial of Emi-Le. The presentation focused on data as of a March 8, 2025 data cut date from the dose escalation and backfill cohorts of the Company’s Phase 1 clinical trial of Emi-Le in patients with triple-negative breast cancer; hormone-receptor-positive, human epidermal growth factor receptor 2-negative breast cancer; ovarian cancer; endometrial cancer; and ACC-1. On June 12, 2025, the Company Board held a meeting at which members of Company management and representatives of Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), the Company’s outside corporate counsel, were present. At the meeting, the Company Board reviewed, among other things, the Company’s financial position, completed and planned cost-cutting measures and the Company’s anticipated cash runway, as well as feedback from potential investors and counterparties with which the Company had been in discussions regarding the Company’s data presented at ASCO. Representatives of WilmerHale reviewed with the Company Board various considerations in the event the Company was unable to effect a partnering, financing or other transaction in the coming months, including certain considerations should the Company pursue a wind-down, dissolution or bankruptcy of the Company, with particular focus on various legal, procedural and cost factors. Company management in particular advised the Company Board regarding the status of discussions with potential counterparties to date, including with Party A, noting that management expected Party A to submit a proposal for a transaction with the Company but that it was unclear if other parties would submit proposals for a collaboration, licensing, partnering or any other transactions. Company management and the Company Board also discussed the status of discussions by Company management with potential financial advisors, including TD Securities (USA) LLC (“TD Cowen”), with which the Company has had a long-standing relationship, including with an affiliate of TD Cowen that has acted as sales agent for the Company’s at-the-market-facility. Company management then reviewed with the Company Board management’s proposal to repay in full the Company’s outstanding loan agreement with Oxford Finance LLC and other lenders, which amounts represented approximately $17.9 million. The Company Board directed management to finalize the terms of repayment with Oxford.

While the June 12, 2025 Company Board meeting was ongoing, Party A submitted a non-binding proposal with respect to an option and collaboration transaction. Under the terms of the proposal, Party A would pay an upfront fee of $30.0 million in exchange for the Company operating Phase 2 studies with respect to Emi-Le, with Party A funding the direct study costs and certain indirect costs, and Party A would have an option, following completion of such studies, to receive a worldwide, exclusive license to Emi-Le in exchange for a $150.0 million option payment. Under the proposal, the Company would also be eligible to receive up to $240.0 million in development and regulatory milestones across three distinct rare tumor indications, up to $675.0 million in sales milestones, as well as tiered royalties on net sales at a percentage royalty rate in the low to high teens. Company management orally conveyed the terms of Party A’s proposal to the Company Board during the meeting. Following discussion, the Company Board directed management to continue to identify and pursue further discussions with possible additional transaction counterparties, including to seek to engage a financial advisor for assistance, noting in particular TD Cowen given its long-standing relationship with the Company, reputation and experience in the Company’s industry. In particular, the Company Board directed Company management to engage with Party A to seek improvements to its non-binding proposal, including in light of the Company’s anticipated cash runway and ability to realize the benefits of any future payments.

In June and July 2025, Company management contacted several potential financial advisors, including TD Cowen, regarding a potential engagement in light of the Company Board’s feedback. Also in July 2025, in accordance with the Company Board’s directives, TD Cowen initiated outreach on the Company’s behalf to various potential strategic counterparties regarding potential partnering, collaboration, licensing or other similar transactions.

On June 26, 2025, representatives of Parent informed representatives of the Company that Parent was temporarily pausing discussions regarding a potential partnering or other transaction, citing changes in its internal personnel and an evaluation of Parent’s partnering strategies.

From June 16, 2025 to July 25, 2025, Party A and the Company engaged in management presentations and diligence discussions, including regarding proposed development plans and timelines for the Company’s product candidates.

On July 7, 2025, the Company Board held a meeting at which members of Company management were present. At the meeting, the Company Board reviewed the status of negotiations with Party A, as well as the status of Company management’s and TD Cowen’s outreach to other potential counterparties. During the meeting, Company management reviewed with the Company Board the terms of Party A’s proposal, as well as the implications for the Company following execution of a licensing transaction in light of the Company’s then-prevailing cash runway. The Company Board and Company management also discussed the merits of a partnering or licensing transaction as compared to a transaction involving the sale of the Company as a whole or other transaction that would provide a comprehensive solution to the Company’s long-term financing and operational needs. Following discussion, the Company Board directed management to continue engaging with Party A and to engage with and/or to identify and contact other potential third parties.

Also on July 7, 2025, representatives of Parent informed representatives of the Company that it was ceasing discussions regarding a potential partnering or other collaboration at such time, communicating that such a transaction did not fit within Parent’s then prevailing strategic priorities.

Prior to July 8, 2025, the Company had intermittent interactions with Party C, a pharmaceutical company, over the previous year. From July 8, 2025 through August 28, 2025, the Company engaged in preliminary business diligence and strategic discussions with Party C regarding a licensing or similar partnering transaction, including the granting of access to the Company’s virtual data room on July 23, 2025, and conducting several management presentations.

On July 21, 2025, Party A indicated that it would be sending a revised proposal reflecting a licensing transaction in respect of the Company’s Emi-Le product candidate focused solely on the ACC-1 indication, rather than a broader collaboration across multiple rare tumor indications, citing the narrower preference given its strategic focus. Party A indicated that the previous option payment would be reallocated among various proposed milestones.

On July 25, 2025, Party A submitted a revised non-binding proposal with respect to a license agreement for Emi-Le, which contemplated (i) an upfront payment of $35.0 million for the right to develop and commercialize Emi-Le worldwide, (ii) that Party A would be solely responsible for the development and commercialization of Emi-Le (including that the Company would transfer all ACC-1 studies to Party A), and (iii) that the Company would be entitled to receive a $10.0 million technology transfer payment, development and regulatory milestones of up to $220.0 million to $280.0 million, sales milestones of up to $675.0 million in sales milestones, and royalties on net sales in the low to high teens.

Also on July 25, 2025, TD Cowen engaged in preliminary, non-confidential discussions with Party B regarding the Company. On July 26, 2025, the Company and Party B executed a non-disclosure agreement, which did not include a standstill or “don’t ask / don’t waive” provision.

On July 29, 2025, representatives of the Company and representatives of Party A met by videoconference. During the discussion, representatives of the Company communicated the concern that the July 25, 2025 revised proposal insufficiently valued Emi-Le and would not adequately capitalize the Company for a sufficient period of time following execution of the license agreement to enable the Company to realize the benefits of the potential license agreement and, as a result, any further proposal from Party A would need to reflect additional upfront and/or near-term economic benefits to enable the Company to realize the benefits of the license.

On August 4, 2025, Party A sent a revised non-binding proposal to the Company with respect to a license agreement for Emi-Le, which contemplated an upfront payment of $30.0 million for the right to develop and commercialize Emi-Le worldwide, that Party A would be solely responsible for the development and commercialization of Emi-Le (including that the Company would transfer all ACC-1 studies to Party A), and that the Company would be entitled to receive: (i) $10.0 million for technology and manufacturing transfer payments; (ii) $20.0 million for a near-term development milestone that the Company believed could reasonably be achieved by Party A within six months of execution of the contemplated license agreement; (iii) other development and regulatory milestones of up to $195.0 million; and (iv) sales milestones of up to $635.0 million, and royalties on net sales in the mid-single digits to low-double digits.

On August 4, 2025, representatives of the Company presented to Party B regarding the Company and its product candidates and development plans, and the Company granted representatives of Party B access to its virtual data room.

Still later on August 4, 2025, the Company Board held a meeting at which members of Company management were present. At the meeting, the Company Board reviewed the revised proposal from Party A, and also discussed the status of the Company’s discussions with potential counterparties, including in light of the fact that even if the Company completed a licensing transaction with Party A, or a similar transaction with another party, given the Company’s cash runway, the Company would likely need to execute an additional transaction by early 2026, including a capital raising transaction, sale of the company and/or dissolution or wind-down of the Company, with the Company Board further noting that such transactions presented execution challenges as well as potential complications to the Company’s ability to realize the benefits of the licensing transaction. Following discussion, the Company Board determined to direct Company management, among other things, to (i) communicate feedback regarding Party A’s revised proposal and to continue engagement with Party A regarding a licensing proposal, (ii) evaluate potential additional transactions that the Company could consider if it successfully completed a licensing transaction with Party A or a similar transaction with another party, including a capital raise transaction, a dissolution or wind-down of the Company and/or a transaction with a “financial buyer” of the Company, which would value the Company based on its “net cash” as of closing with the opportunity to receive future milestone or royalty payments under a contingent value rights agreement, (iii) finalize an engagement letter with TD Cowen on customary terms, and (iv) evaluate and identify counterparties, including potentially Party B, which could be interested in a “whole company” transaction, such as the acquisition of the Company. The criteria used to identify such potential counterparties was to focus on strategic counterparties that had the financial capability to acquire all of the Company, pay a significant upfront purchase price or payment and fund the continued development of the Company’s assets (as the Company Board viewed contingent payments of the Company’s assets as a significant potential source of value). In particular, the Company Board directed management to focus on parties that had a strategic interest in the Company’s product candidates, particularly Emi-Le, since “financial buyers” were unlikely to ascribe meaningful value to the Company’s assets and merger counterparties with insufficient cash resources that would likely require significant additional financing, and thus dilute the Company’s stockholders. The Company Board and Company management noted the upcoming regular quarterly-scheduled September meeting of the Company Board, and directed Company management to work towards reviewing with the Company Board the results of Company management’s outreach and negotiation efforts at such meeting.

From August 4, 2025 to September 12, 2025, representatives of the Company and Party B engaged in due diligence and other discussions regarding the Company’s product candidates, clinical development plans, and the terms of a potential transaction, including whether any such transaction would be structured as a license or as an acquisition of the Company. In particular, representatives of the Company and representatives of Party B met in person on August 29, 2025 and on September 2, 2025, to discuss the Company’s product candidates, data, and potential transaction structures.

On August 6, 2025, Party A sent a revised non-binding proposal to the Company with respect to a license agreement for Emi-Le, which contemplated an upfront payment of $30.0 million for the right to develop and commercialize Emi-Le worldwide, that Party A would be solely responsible for the development and commercialization of Emi-Le (including that the Company would transfer all ACC-1 studies to Party A), and that the Company would be entitled to receive: (i) $10.0 million for technology and manufacturing transfer payments; (ii) $20.0 million for a near-term development milestone; (iii) $10.0 million for a near-term regulatory milestone; (iv) other development and regulatory milestones of up to a range of $135.0 million to $195.0 million; and (v) sales milestones of up to $635.0 million, and royalties on net sales in the mid-single digits to low double digits. Party A accompanied this proposal with a message that such proposal reflected its “best and final” economic terms with respect to a potential licensing transaction and proposed that the parties move towards drafting of definitive documentation.

Also on August 6, 2025, representatives of the Company and Party A met to discuss the status of negotiations and discussions, and in the course of such discussions regarding terms of the proposed license, representatives of Party A reiterated that Party A was only interested in a license transaction and not in an acquisition of the Company.

Commencing on August 14, 2025, in accordance with the Company Board’s directives, Company management and TD Cowen contacted, re-contacted or otherwise engaged with 32 potential strategic parties, including Party A, Party B, Party C and Parent. Of these, 13, including Party C, passed specifically citing a lack of strategic fit, size of addressable market or that additional clinical data was needed, Party A submitted a licensing proposal, Party B and Parent submitted proposals to acquire the Company, and the remaining parties did not respond. From January 1, 2025 through November 13, 2025, the Company executed 15 confidentiality agreements, or extensions of previously executed confidentiality agreements, none of which contained a standstill or a “don’t ask / don’t waive” provision.

On August 19, 2025, the Company sent an initial draft of a license agreement to Party A. From August 19, 2025, through October 13, 2025, the Company and Party A engaged in negotiations, and exchanged drafts, of the proposed license agreement.

On August 28, 2025, Party C informed representatives of the Company that, despite the positive initial data regarding the Company’s Emi-Le product candidate, Party C was not willing to move forward at such time given its internal priorities and the early stage of the Company’s assets.

On September 4, 2025, Party A sent a revised draft of the proposed license agreement to the Company.

On September 5, 2025, the Company received written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC notifying the Company that the Company was not in compliance with Nasdaq Listing Rule 5450(b)(2)(A), which requires the Company to maintain a minimum Market Value of Listed Securities of $50.0 million. The notice was only a notification of deficiency, not of imminent delisting, and the Company was given 180 days to regain compliance.

On September 8, 2025, the Company and Party A engaged in a call to discuss the status of the license agreement and key outstanding terms, including regarding the treatment of withholding taxes, payment terms for the milestones and royalties, and the definition and calculation of the royalty payments.

On September 12, 2025, Party B submitted a non-binding proposal to acquire all of the Company’s outstanding equity in exchange for: (i) $46.0 million upfront (or approximately $8.88 per share), composed of $23.0 million of cash and $23.0 million of Party B common stock, and (ii) milestone payments under a CVR agreement of up to $165.0 million (or approximately $31.85 per share on a nominal basis), including $35.0 million of development and regulatory milestones and $130.0 million of commercial milestones.

On September 14, 2025, the Company Board held a meeting at which members of Company management and representatives of TD Cowen and WilmerHale were present. At the meeting, among other things, members of Company management and TD Cowen reviewed with the Company Board: (i) the terms of the Party A and Party B proposals, including an indicative, preliminary comparison of the financial terms of each proposal; (ii) the status of negotiations of definitive documentation with Party A and an update regarding Party A’s internal governance approval calendar, noting that Party A had indicated that the earliest it would be in position to execute definitive documents would be in mid-October 2025; (iii) the terms of the proposal from Party B, including that the economic terms were expressed only in aggregate amounts and not in per share amounts, that the upfront amounts were split between cash and Party B’s publicly traded stock, that the letter of intent did not include an obligation to use any level of efforts to achieve any of the milestones and that the milestones would be subject to an unspecified sunset date. In particular, it was noted that the Party B proposal undervalued the Company when considered in comparison to its enterprise value, and that the milestones were fewer and in smaller amounts than the Party A proposal. Representatives of WilmerHale also reviewed with the Company Board its fiduciary duties, including, among other things, in respect of the various types of transactions the Company Board was considering. Following discussion, the Company Board directed Company management and TD Cowen to continue negotiations with Party A regarding finalizing definitive documentation for the license transaction, to notify Party B that its proposal undervalued the Company, reflected insufficient upfront cash and failed to include appropriate obligations for Party B to use a required level of efforts to achieve the milestones, and generally to continue efforts to identify additional parties that might submit proposals to the Company.

Following the meeting, also on September 14, 2025, in accordance with the Company Board’s directives, representatives of TD Cowen informed Party B that the Company Board’s view was that its proposal undervalued the Company, reflected insufficient upfront cash and failed to include appropriate obligations to use a required level of efforts to achieve the milestones.

On September 16, 2025, Party B submitted a revised non-binding proposal to acquire all of the outstanding equity of the Company in exchange for: (i) $63.0 million upfront (or approximately $12.16 per share), composed of $40.0 million of cash and $23.0 million of Party B common stock, and (ii) milestone payments under a CVR agreement of up to $60.0 million (or approximately $11.58 per share on a nominal basis), including $50.0 million of development and regulatory milestones and $10.0 million of commercial milestones. The proposal also proposed a seven-year sunset for the CVR, and did not reflect any specified level of efforts Party B was required to achieve any milestones.

On September 17, 2025, the Company Board held a meeting at which members of Company management and representatives of WilmerHale and TD Cowen were present. At the meeting, members of Company management and TD Cowen described the most recent proposal from Party B, the status of outreach to other parties and a preliminary comparison of Party B’s latest proposal with the proposed licensing transaction with Party A. Company management also reviewed with the Company Board the potential for a financing transaction in lieu of a transaction with Party A or Party B, and noted the challenging macroeconomic and capital markets environments. Following discussion, and noting that the Company Board had a regular quarterly-scheduled meeting the following day, the Company Board directed management and TD Cowen to prepare a potential counterproposal to Party B for the Company Board’s review.

On September 18, 2025, the Company Board held its regularly scheduled quarterly meeting at which members of Company management attended and at which representatives of WilmerHale and TD Cowen were present for portions. At the meeting, prior to TD Cowen’s attendance, Company management and representatives of WilmerHale reviewed with the Company Board certain risks and considerations of the proposed transactions with each of Party A and Party B, including in light of the Company’s outreach efforts to date and limited cash runway. TD Cowen then joined the meeting, and the Company Board, TD Cowen, and Company management engaged in a discussion regarding a comparison of Party A’s and Party B’s most recent proposals, including the changes from Party B’s initial proposal to its revised proposal and the terms of a potential counterproposal. Following discussion, the Company Board directed Company management and TD Cowen to make a counterproposal to Party B on behalf of the Company consisting of: (i) $100.0 million of upfront consideration (with no more than 25% in the form of Party B stock), (ii) CVRs consisting of $100.0 million payable on achievement of development and regulatory milestones and $100.0 on achievement of commercial milestones, and (iii) an affirmative obligation to use commercially reasonable efforts to achieve the development and regulatory milestones.

Later on September 18, 2025, as directed by the Company Board, TD Cowen communicated the Company’s counterproposal to Party B. Also on September 18, 2025, the Company and TD Cowen entered into a formal engagement letter to memorialize TD Cowen's engagement that had commenced in June 2025 as the Company's financial advisor with respect to a licensing or sale transaction.

On September 19, 2025, Party B submitted a revised non-binding proposal to acquire all of the outstanding equity of the Company in exchange for: (i) $80.0 million upfront (or approximately $15.44 per share), split between $60.0 million of cash and $20.0 million of Party B common stock and (ii) contingent value rights of up to $190.0 million (or approximately $36.56 per share on a nominal basis), including $60.0 million payable on achievement of development and regulatory milestones and $130.0 million on achievement of commercial milestones. The proposal included an obligation on the part of Party B to use commercially reasonable efforts to achieve the development and regulatory milestones with respect to ACC-1.

On September 21, 2025, the Company Board held a meeting at which members of Company management and representatives of WilmerHale and TD Cowen were present. At the meeting, members of Company management and TD Cowen reviewed with the Company Board the revised proposal from Party B, including a comparison of the economic terms of the proposed transaction with Party A and the revised proposal from Party B. Following discussion, the Company Board directed Company management and TD Cowen to communicate a revised proposal to Party B of (i) $100.0 million upfront (of which $70.0 million would be cash and $30.0 million of stock) and (ii) CVRs in respect of $90.0 million in development and regulatory milestones and $130.0 million of commercial milestones.

On September 22, 2025, as directed by the Company Board, representatives of TD Cowen communicated the Company’s revised counterproposal to Party B.

On September 24, 2025, Party B communicated to TD Cowen a counterproposal of $90.0 million upfront (or approximately $17.37 per share), composed of $75.0 million in cash and $15.0 million in stock, and up to $200.0 million of milestone payments under the CVR (or approximately $38.49 per share on a nominal basis), indicating that Party B would be open to increasing the upfront payment amount to $100.0 million in exchange for a reduction in the CVR milestones of $15.0 million. Representatives of Party B also noted that Party B had substantially increased its proposal in a short period, including over 250% on an upfront basis, and while it was prepared to move quickly to executing definitive documents within a 30-day timeline, it did not have additional capacity to further increase its proposal under the then prevailing circumstances.

On September 26, 2025, in a regular status call between representatives of the Company and Party A, representatives of Party A noted that from their perspective discussions and negotiations regarding the license agreement were productive and that there was an internal meeting in mid-October 2025 to discuss the proposed transaction with the Company, and other transactions that Party A was considering, and would promptly notify the Company of the outcome of such meeting.

Also on September 26, 2025, the Company Board held a meeting at which members of Company management and representatives of WilmerHale and TD Cowen were present. At the meeting, members of Company management and TD Cowen reviewed with the Company Board (i) the status and terms of discussions with each of Party A and Party B, including the terms of Party B’s most recent proposal, including Party B’s messages regarding its alternative proposal of a $100.0 million upfront in exchange for reduced milestones and indicated that it did not have further capacity to increase its proposal under the circumstances, (ii) that at such time, no other potential counterparty was engaged in substantive discussions, although each of Company management and TD Cowen continued with external outreach as instructed by the Company Board, and (iii) the potential timing and messaging regarding informing Party A that the Company was evaluating a potential alternative compelling proposal, and to invite Party A to submit a proposal to acquire the Company. Following discussion, including of the relative attractiveness of a potential transaction with Party B (which would reflect an approximate 169% premium to the Company’s trading price on the upfront portion alone (based on an approximate per share upfront value of $19.30 and the Company’s closing trading price as of September 25, 2025 of $7.17)) but subject to the fact that Party B’s proposal was subject to continued due diligence and the parties had not yet begun exchanging definitive transaction documents, the Company Board directed Company management and TD Cowen (a) to request from Party B an updated proposal reflecting the increase in the upfront (with at least $75.0 million of such upfront in the form of cash) in exchange for the reduction in the milestone payments, (b) to not yet communicate to Party A that the Company was evaluating a transaction to sell the Company on potentially attractive terms, noting that it would anticipate doing so once due diligence and definitive documentation were further progressed, and (c) to continue the external outreach.

From September 26, 2025 to October 2, 2025, in accordance with the Company Board’s directives provided at the prior Company Board meeting, TD Cowen continued to contact other potential counterparties, including Parent. On October 2, 2025, Party B submitted a revised proposal which provided for (i) an upfront payment of $100.0 million (or approximately $19.48 per share), with $75.0 million in cash and $25.0 million in stock and (ii) CVR milestones of up to $185.0 million (or approximately $35.44 per share), including up to $60.0 million of development and regulatory milestones and up to $125.0 million in commercial milestones. The revised proposal also confirmed that Party B expected to be able to complete due diligence and execute definitive documents within 30 days.

From September 26, 2025 to October 2, 2025, in accordance with the Company Board’s directives provided at the prior Board meeting, TD Cowen continued to contact other potential counterparties, including, at the Company management’s direction consistent with the direction from the Company Board, Parent.

On October 2, 2025 and October 3, 2025, representatives of TD Cowen spoke with representatives of Parent, and during those discussions Parent expressed an interest in re-engaging with the Company regarding a potential strategic transaction. During the October 2, 2025 call, representatives of TD Cowen informed representatives of Parent on behalf of the Company that the Company could be nearing a decision point regarding an alternative transaction so Parent would have a limited window to make a compelling proposal.

On October 10, 2025, certain representatives of Parent were granted access to the Company’s virtual data room and, also on October 10, 2025, representatives of Company management presented to representatives of Parent regarding the Company’s product candidates and development and regulatory plans.

Also on October 10, 2025, counsel to Party B sent to WilmerHale a draft merger agreement, which reflected, among other things, (i) a definition of “Company Material Adverse Effect” which did not include an exception for clinical, development, or regulatory matters, (ii) that the stock portion of the upfront consideration would be reflected as a fixed exchange ratio determined at execution of the merger agreement and (iii) a proposed termination fee payable by the Company in certain circumstances of 3.5% of the total transaction value, including the value of the upfront consideration plus the maximum possible amount of payments under the CVR agreement.

On October 13, 2025, representatives of Party A informed the Company that Party A had determined to cease discussions with the Company regarding a licensing or other transaction with the Company, including any acquisition of the Company. Representatives of Party A noted that while Party A did not anticipate difficulty resolving any of the open negotiated items in the license agreement, Party A’s executive leadership had determined not to move forward given changing internal priorities.

On October 17, 2025, the Company Board held a meeting at which members of management and representatives of WilmerHale and TD Cowen were present. At the meeting, Company management, TD Cowen and WilmerHale, among other things, (i) updated the Company Board that Party A, citing a change in internal priorities, had terminated discussions regarding the potential license agreement, (ii) reviewed with the Company Board the status of the outreach to third parties to date, including that since August 1, 2025 32 parties had been contacted or re-contacted regarding a potential strategic transaction with the Company, and (iii) reviewed the status of definitive agreement negotiations with Party B, including (a) regarding whether the stock consideration would be determined in accordance with a fixed exchange ratio determined at signing of the merger agreement or a “fixed value” formula determined on the basis of Party B’s trading price determined a set number of days prior to closing, (b) the definitions of the milestone triggers in the CVR agreement and the ability of the acting holders to enforce the terms of the CVR agreement post-closing, (c) the definition of “Company Material Adverse Effect,” including that Party B proposed excluding from the regulatory and clinical development carve-out any safety or clinical issues related to Emi-Le, and (d) the non-solicitation provisions, including the size of the proposed termination fee to be payable by the Company in certain circumstances, including if it terminated the merger agreement in order to enter into a merger agreement with respect to a “Superior Proposal”. Following discussion, the Company Board directed Company management and its advisors to continue to solicit interest from potential other counterparties and to continue to negotiate and finalize definitive agreements with Party B.

On October 19, 2025, WilmerHale sent a revised draft of the merger agreement to counsel to Party B, reflecting, among other things, (i) a “fixed value” exchange ratio in which the $25.00 million of upfront stock consideration would be determined closer in time to closing, rather than at signing, (ii) a termination fee of $3.0 million and (iii) a customary exception to the definition of Company Material Adverse Effect for certain regulatory and development matters.

Between October 21, 2025 and October 23, 2025, as directed by the Company Board, representatives of TD Cowen met with representatives of Parent to discuss certain due diligence matters and Parent’s ability to, and interest in, submitting a proposal to acquire the Company. Following the meeting, the Company made available certain additional due diligence materials to Parent.

On October 24, 2025, the Company granted additional representatives of Parent access to its virtual data room.

From October 24, 2025 through November 12, 2025, Parent and the Company conducted numerous due diligence meetings, including a call with a clinical investigator participating in the Company’s ongoing phase 1 clinical trial evaluating Emi-Le on November 9, 2025.

On October 27, 2025, counsel to Party B sent a revised draft of the merger agreement to WilmerHale, reflecting, among other things, (i) a fixed exchange ratio determined at signing, (ii) a termination fee of $5.0 million and (iii) acceptance of an exception to the definition of Company Material Adverse Effect for certain regulatory and development matters but subject to a number of limitations, including excluding such exception’s applicability to certain safety events involving Emi-Le.

From October 27, 2025 to November 12, 2025, counsel to Party B and WilmerHale exchanged drafts of the merger agreement, CVR agreement and tender and support agreements, and resolved numerous negotiated points, including that (i) the stock portion of the upfront consideration would be determined in accordance with a fixed exchange ratio determined at signing, (ii) the definition of “Company Material Adverse Effect” would contain a customary exception for regulatory and clinical developments, subject to only limited exceptions, and (iii) the termination fee payable by the Company in certain circumstances would be equal to $4.0 million.

On October 29, 2025, the Company Board held a meeting at which members of Company management and representatives of WilmerHale and TD Cowen were present. At the meeting, members of Company management, TD Cowen and WilmerHale reviewed with the Company Board the status of (i) discussions and negotiations with Party B, including regarding the status of negotiations regarding the merger agreement and CVR agreement, and Party B’s plans for investor relations and other communications and post-closing development activities, and (ii) discussions with Parent, including that Parent had indicated that it planned to submit a proposal to acquire the Company. Company management and representatives of TD Cowen also noted for the Company Board that Party B had indicated that it was targeting signing and announcing the proposed transaction following the announcement of its earnings in early November 2025. Following discussion, including of the likely range of any proposal from Parent and the fact that the negotiations regarding the definitive documentation with Party B had progressed substantially and that Parent would need to move very quickly to remain competitive, the Company Board directed Company management and its advisors to work to finalize negotiations with Party B while continuing to engage with Parent regarding a potential transaction in parallel.

On October 30, 2025, Parent submitted a non-binding proposal to acquire all of the Company’s outstanding equity in exchange for (i) $12.00 of cash per share (or approximately $61.0 million in the aggregate) and (ii) up to $10.0 per share of potential CVR payments (or approximately $52.0 million in the aggregate), including $6.00 per share upon achievement of regulatory and development milestones and $4.00 per share upon achievement of commercial milestones relating to annual net sales of Emi-Le. The proposal did not reflect any obligation of Parent to achieve any of the milestones. This proposal requested that the Company agree to negotiate with Parent on an exclusive basis until November 21, 2025.

On October 31, 2025, TD Cowen provided for the Company Board certain information regarding TD Cowen’s material investment banking relationships with Parent and Party B during the approximate prior two-year period, which was made available to the Company Board prior to the November 3, 2025 Company Board meeting.

On November 1, 2025, following discussions with Company management and as directed by the Company Board, TD Cowen communicated to representatives of Parent that the October 30, 2025 proposal from Parent was not competitive with alternatives the Company was considering.

On November 2, 2025, Parent submitted a revised non-binding proposal reflecting (i) an increase in the upfront consideration to (i) $21.00 per share in cash (or approximately $108.0 million in the aggregate) and (ii) CVR milestone payments of up to $9.00 per share (or up to approximately $47.0 million in the aggregate), including up to $5.00 per share upon achievement of regulatory and development milestones and $4.00 per share upon achievement of commercial milestones relating to annual net sales of Emi-Le.

On November 3, 2025, the Company Board held a meeting at which members of Company management and representatives of WilmerHale and TD Cowen were present. At the meeting, Company management and representatives of WilmerHale and TD Cowen reviewed with the Company Board (i) the status of discussions and negotiations with Party B, including that while most of the definitive document negotiations had concluded, including regarding the size of the termination fee and terms of the CVR agreement, the parties continued to negotiate regarding the definition of “Company Material Adverse Effect” and also whether the stock portion of the upfront consideration would be determined using a fixed exchange ratio or fixed value formula, and further that Party B had indicated that it was now targeting the following week for execution and announcement of definitive documents to align with its investor relations calendar and (ii) the terms of Parent’s revised proposal, including, given the substantial improvement in the proposed terms and the message from Parent that it was prepared to move quickly, that Parent’s proposal now represented a viable alternative to the proposal from Party B. The Company Board also reviewed information from TD Cowen provided for the Company Board on October 31, 2025 and made available to the Company Board prior to the meeting regarding TD Cowen’s material investment banking relationships during the approximate prior two-year period with each of Parent and Party B. After review and consideration, the Company Board concluded that these relationships did not present a conflict of interest or require the engagement of an additional financial advisor. Following discussion, including regarding a comparison of the economic terms of the proposals from Party B and Parent as well as regarding Parent’s ability to complete due diligence and definitive agreement negotiation on the required timeline, the Company Board directed Company management and its advisors to continue to work with Party B to prepare to finalize and execute definitive documents the following week and to provide to Parent (a) drafts of a definitive merger agreement and CVR agreement, (b) a message that it needed to move on an expedited basis to be in position to sign a transaction as early as the upcoming weekend, and (c) a counterproposal of $25.00 per share in cash upfront plus improvements in the amount and quantity of the CVR milestones.

Later on November 3, 2025, representatives of WilmerHale sent to Fenwick & West LLP (“Fenwick”), counsel to Parent, drafts of a definitive merger agreement and definitive CVR agreement. Also on November 3, 2025, as directed by the Company Board, representatives of TD Cowen communicated the Company’s counterproposal from the Company Board to Parent.

On November 4, 2025, Parent submitted a revised non-binding proposal to acquire all of the Company’s outstanding equity for (i) $25.00 in cash per share (approximately $129.0 million in the aggregate) and (ii) CVR milestones of up to $30.25 per share (approximately $158.0 million in the aggregate on a nominal basis), including $18.25 per share upon achievement of clinical and regulatory milestones and $12.00 per share upon achievement of commercial milestones relating to annual net sales of Emi-Le. Also on November 4, 2025, Parent provided the Company with a list of information that Parent requested in connection with its due diligence review.

On November 5, 2025, the Company Board held a meeting at which members of Company management and representatives of WilmerHale and TD Cowen were present. At the meeting, members of Company management and TD Cowen noted the financial terms of the Party B and Parent proposals, including the specific milestone triggers and amounts, noting that while the aggregate nominal amounts of the two proposals were similar ($285.0 million for Party B and $287.0 million for Parent), Parent’s proposal reflected a larger upfront amount (approximately $19.48 per share for Party B and $25.00 per share for Parent) and a greater number of near-term milestones that Company management believed had a greater likelihood of achievement. Company management and TD Cowen also noted for the Company Board the status of Parent’s due diligence, and Parent’s oral confirmation that it would expend significant efforts to complete due diligence and negotiate and finalize definitive documents on the requested timeline. Company management, TD Cowen and the Company Board also discussed the delays in Party B’s timeline to signing, attributable at least in part to Party B’s investor relations calendar. The Company Board also discussed with Company management and representatives of TD Cowen the appropriate time to inform Party B that the Company was now evaluating a potentially compelling alternative proposal. Following discussion, the Company Board directed Company management and its advisors to continue to progress negotiations with each of Party B and Parent, and to inform Party B about any alternative proposal once Parent had completed its due diligence and definitive documents were closer to finalization.

Also on November 5, 2025, the chairs of the boards of directors of each of the Company and Parent met, during which they discussed the required timeline for Parent to complete its due diligence and be in position to execute definitive documentation given that the Company was also evaluating a compelling alternative proposal.

On November 6, 2025, Fenwick sent to WilmerHale a revised draft of the merger agreement, and on November 7, 2025 Fenwick sent to WilmerHale a revised draft of the CVR Agreement. Between November 7, 2025 and November 12, 2025, representatives of WilmerHale and Fenwick exchanged several drafts of, and engaged in discussions and negotiations concerning the terms of, the Merger Agreement, CVR Agreement and the Tender and Support Agreements including, among other things, that the initial revised drafts provided by Fenwick included provisions that (i) provided that the Company would pay a termination fee of 4.8% of the equity value of the transaction to be paid in the transaction in certain customary situations, including if the Company changed its recommendation to be adverse to a transaction with Parent, (ii) revised the exception in the definition of Company Material Adverse Effect for regulatory and clinical matters to provide that it would be subject to certain additional limitations, (iii) revised Parent’s obligation to use “Commercially Reasonable Efforts” to achieve the milestones, and (iv) revised the definitions of the applicable milestone triggers under the CVR Agreement.

On November 8, 2025, the Company Board held a meeting at which members of Company management and representatives of WilmerHale and TD Cowen were present. At the meeting, members of Company management, WilmerHale and TD Cowen reviewed with the Company Board (i) the status of Parent’s due diligence efforts to date, including that Parent had indicated that it was still targeting completion of due diligence within a matter of days, (ii) the terms of Parent’s revised drafts of the merger agreement and CVR agreement, including Parent’s proposal that the Company termination fee would be equal to 4.8% of the equity value of the transaction and Parent’s revisions to the CVR agreement, and (iii) the status of discussions and negotiations with Party B, including that Party B had indicated that it would be in position to sign a merger agreement later in the following week to align with its preferred investor relations schedule, and that the only remaining open issue in the definitive documents was whether the stock portion of the upfront consideration would be based on a fixed exchange ratio determined at signing or a “fixed value” with the final exchange ratio determined closer to the closing date, noting that this issue had not been conceded although the Company Board had determined that it was prepared to accept a fixed exchange ratio given the small portion of the overall transaction consideration composed of Party B stock. Also at this meeting, members of Company management and representatives of TD Cowen reviewed Company management’s projections for the Company (the “Forecasts”), including underlying assumptions, which were prepared at the Company Board’s request for use by TD Cowen in its financial analyses. TD Cowen also reviewed its preliminary financial analyses relating to the Company, based on the Forecasts, and the proposals from each of Party B and Parent. Following discussion, the Company Board approved the use by TD Cowen of the Forecasts (which Forecasts are further described in the section entitled "—Certain Company Forecasts”) and directed TD Cowen to use and rely on the Forecasts in performing its financial analyses and opinion to the Company Board at the appropriate time. Following discussion, the Company Board directed Company management and the Company’s advisors to continue to progress negotiations with each of Party B and Parent towards a signing in the coming days, and further determined that it was premature to notify Party B that the Company was considering a compelling alternative proposal until Parent had concluded its due diligence and the definitive documents were closer to execution.

On November 9, 2025, the Company Board held a meeting at which members of Company management and representatives of WilmerHale and TD Cowen were present. At the meeting, Company management, TD Cowen and WilmerHale reviewed with the Company Board the status of discussions with each of Party B and Parent, including that Parent indicated that it was nearing completion of its due diligence, and that Party B had continued to indicate it would not be in position to execute definitive agreements until Wednesday, November 12, 2025, to facilitate an announcement prior to market open on Thursday, November 13, 2025. The Company Board, together with Company management and TD Cowen, reviewed a comparison of the proposals from each of Party B and Parent. The Company Board concluded that while the proposals from each of Party B and Parent reflected compelling proposals that would create significant stockholder value, assuming Parent completed its due diligence and indicated it was prepared to execute definitive agreements, the financial terms of the Parent proposal were superior to the proposal from Party B given, in particular, the higher upfront value, the fact that the upfront payment consisted entirely of cash, and the fact that, in the view of Company management, certain of the milestone payments under the CVR with Parent were more likely to be achieved earlier than under the Party B proposal. The Company Board, together with Company management and TD Cowen, then reviewed the terms of a potential counterproposal to Party B should Parent be prepared to execute definitive agreements on the desired timeline. Following discussion, the Company Board directed Company management and the Company’s advisors to continue to progress discussions with each of Party B and Parent towards execution of definitive agreements no later than November 12, 2025, including that if Parent was unable to meet that timeline, the Company Board would not accept a risk of losing Party B’s proposal and would direct Company management to execute definitive documents with Party B, and Parent could make an unsolicited proposal to acquire the Company, which the Company Board would be entitled to evaluate and potentially accept under the terms of the merger agreement between the Company and Party B.

On November 10, 2025, the Company Board held a meeting at which members of Company management and representatives of WilmerHale and TD Cowen were present. At the meeting, Company management, WilmerHale and TD Cowen reviewed with the Company Board (i) the status of discussions with Party B, including that it appeared each of Party B and the Company would be in position to execute definitive documents on November 12, 2025 should the Company Board direct them to do so, and (ii) the status of discussions with Parent, including that Parent had not yet completed its due diligence, that Parent’s board of directors was reviewing the results of due diligence and terms of the definitive documentation, and that the definitive agreements, and in particular the CVR agreement, remained subject to further negotiation. Further, the Company Board determined, following discussion with representatives of Company management and WilmerHale, that the terms of the definitive agreements with Parent were generally more favorable than the terms of the definitive agreements with Party B, particularly with respect to the definition of Company Material Adverse Effect, although the proposed termination fee payable by the Company under the merger agreement with Parent was higher, reflecting the higher upfront value of Parent’s proposal. Following discussion, the Company Board directed Company management and its advisors to continue to finalize discussions with each of Party B and Parent to be in a position to sign a transaction by no later than November 12, 2025. The Company Board also determined that, given the likely limited timing for Party B to be notified of the alternative proposal, it would be beneficial for Company management and TD Cowen to communicate on behalf of the Company a specific economic counterproposal that did not require further changes to any of the substantive non-economic terms of the definitive agreements, including the CVR agreement. Further, and as a result of the fact that the upfront portion of Party B’s proposal consisted of cash and stock whereas Parent’s proposal was all cash, and the fact that Parent’s proposed CVR agreement included additional near-term milestones that the Company believed were more likely to be achieved than under the other Party B proposal, the Company Board determined that Party B would need to substantially increase its upfront consideration to be competitive. Following discussion, the Company Board directed Company management and TD Cowen to communicate the following counterproposal to Party B at such time that Parent confirmed it was in position to execute definitive documents no later than November 12, 2025: (i) $35.00 of upfront consideration per share, composed of $30.10 in cash and $4.90 in Party B stock, and (ii) no changes to the proposed CVR agreement terms from Party B, including the amounts of any milestones.

From November 10, 2025 through November 12, 2025, representatives of the Company and Parent finalized the forms of the merger agreement and CVR agreement for execution, and also finalized the contents of the communications and investor relations materials in connection with the execution and announcement of a transaction between Parent and the Company.

Also on November 10, 2025 through the morning of November 12, 2025, representatives of the Company and Parent engaged in numerous due diligence, definitive agreement and other discussions regarding the potential transaction. During this period, WilmerHale and Fenwick finalized the terms of the definitive merger agreement and CVR agreement.

On November 11, 2025, the chairs of the boards of directors of each of the Company and Parent met by telephone. During the call, they discussed the Company’s required timeline to execution of definitive documents, confirmed that Parent did not have any remaining material due diligence, and discussed and resolved certain open terms in the CVR agreement.

Later on November 12, 2025, Parent held a meeting of its board of directors, and following the meeting representatives of Parent confirmed to representatives of TD Cowen that Parent was prepared to execute definitive documents, but that it was requesting that the Company enter into exclusivity. Concurrently, representatives of Fenwick sent to representatives of WilmerHale a revised indication of interest which confirmed economic the terms of its prior proposal, but which provided for exclusivity until 9:30 a.m. E.T. on Thursday, November 13, 2025.

Also on November 12, 2025, following receipt of Parent’s most recent proposal, consistent with the direction from the Company Board and Company management, TD Cowen communicated to Party B that the Company was in receipt of a compelling alternative proposal which, if Party B did not improve its proposal, the Company would execute later that evening and relayed the Company’s counterproposal to representatives of Party B. Representatives of Party B indicated they would follow up after discussing internally.

Later on November 12, 2025, the Company Board held a meeting at which members of Company management and representatives of WilmerHale and TD Cowen were present. At the meeting, Company management and representatives of TD Cowen and WilmerHale reviewed with the Company Board (i) Parent’s latest proposal and that it was prepared to execute definitive agreements later that day, (ii) Parent’s request for exclusivity through the evening, and (iii) the fact that the existence of the alternative proposal and the Company’s proposed counterproposal had been communicated to Party B. The Company Board, Company management and the advisors discussed the timing and sequence of events for the evening, including in the event that Party B did or did not make a compelling counterproposal, including directing Company management not to agree to Parent’s request for exclusivity given the status of discussions and limited time remaining in the day. Following discussion, the Company Board determined to hold another meeting later that evening to assess whether it would be in position to approve a transaction and, if so, which transaction with which counterparty.

Following the Company Board meeting on November 12, 2025, representatives of Party B informed representatives of Company management and TD Cowen that although Party B remained enthusiastic about the opportunity presented by the transaction, it would be unable to make a revised proposal on the required timeline.

Later in the evening on November 12, 2025, the Company Board and the Compensation Committee of the Company Board (the “Compensation Committee”) held a joint meeting at which members of Company management and representatives of TD Cowen and WilmerHale were present. Company management, TD Cowen and WilmerHale summarized for the Company Board the strategic alternative process undertaken by the Company, including, among other things, the numerous parties contacted over a lengthy period, the competitive process involving, initially Party A, and later Party B and Parent, the significant increases in the proposals from each of Party B and Parent, and that Party B and Parent had indicated that their respective proposals reflected the high end of their ranges under the applicable circumstances and timelines. Representatives of WilmerHale and Company management provided the Company Board with the final forms of the agreement and plan of merger and tender and support agreement with respect to Parent, as well as the resolutions to be considered by the Company Board and the Compensation Committee, in each case distributed in advance of the meeting, and also reviewed the fiduciary duties of directors in connection with the proposed transaction. TD Cowen reviewed its financial analysis of the $25.00 per Share Upfront Cash Consideration with the Company Board and delivered an oral opinion, confirmed by delivery of a written opinion dated November 12, 2025, to the Company Board to the effect that, based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in such opinion, as of November 12, 2025, the $25.00 per Share Upfront Cash Consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than, as applicable, Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. Following further discussion and taking into account the factors described below in greater detail in the section of this Schedule 14D-9 entitled “—Recommendation of the Company Board”and “—Reasons for the Recommendation”, the Company Board resolved to (i) approve and declare the advisability of the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement, (ii) declare that it is in the best interests of the Company and its stockholders that the Company enter into the Merger Agreement and consummate the Merger and that the stockholders of the Company accept the Offer and tender their shares of Common Stock pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declare that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders, (iv) recommend that the stockholders of the Company accept the Offer and tender their shares of Common Stock pursuant to the Offer, (v) that the Merger be governed by Section 251(h) of the DGCL and be effected as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in the Merger Agreement, and (vi) declare that approval of the Merger Agreement, the Support Agreement, ancillary documents thereto, the Offer and the Merger by the Company Board, and the consummation of the transactions contemplated by the Merger Agreement, the Support Agreement, the ancillary documents thereto, the Offer and the Merger, are deemed for all purposes as approved under Section 203 of the DGCL. The Compensation Committee also approved the relevant compensation related proposals.

Thereafter on November 12, 2025, the Company, Parent and Purchaser executed the Merger Agreement.

On November 13, 2025, prior to the opening of the Nasdaq Market, the Company and Parent each issued press releases announcing the parties’ entry into the Merger Agreement.

On December 5, 2025, Parent commenced the Offer and the Company filed this Schedule 14D-9.

(c) Reasons for the Recommendation

The Company Board reviewed and considered the Offer with the assistance of the Company’s senior management and legal and financial advisors. After considering its fiduciary duties under applicable law, the Company Board has unanimously determined that the Offer is fair to, and in the best interests of, the Company and its stockholders. Accordingly, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Company Board considered each of the following factors and reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to Purchaser (which factors and reasons are not necessarily presented in order of relative importance):

Reasons in favor of the proposed Transactions:

•	Transaction Consideration. The Company Board concluded that the Upfront Cash Consideration of $25.00, per Share, plus one CVR providing the right to receive potential milestone payments of up to an aggregate of $30.25 per Share, represented an attractive valuation for the Company and an opportunity for the Company’s stockholders to receive a significant premium over the market price of the Shares, after considering the current and historical market prices of the Shares, volatility and trading information with respect to the Shares, and the outreach undertaken by the Company and other factors, including:

•	the fact that the proposed Upfront Cash Consideration at closing of $25.00 per Share represents a premium of (i) 181% compared to the closing price of the Shares on November 11, 2025, the last trading date prior to the Company Board's approval of the Merger Agreement and (ii) 167% compared to the volume weighted average price of the Common Stock for the 30-trading day period ended November 11, 2025;

•	that, in addition to the Upfront Cash Consideration payable at closing, each Share would entitle the holder thereof to one CVR, which provides the Company stockholders with an opportunity to receive additional value from the assets of the Company through additional payments in cash of up to an aggregate of $30.25 per Share upon the achievement of certain Milestones, which Parent has agreed in the CVR Agreement to use Commercially Reasonable Efforts (as defined in the CVR Agreement) to achieve; and

•	the fact that the Offer Price is all cash, which provides certainty of value and liquidity to the Company’s stockholders, in comparison to the risks and uncertainty that would be inherent in engaging in a transaction in which all or a portion of the consideration is payable in stock.

•	Best Reasonably Available Alternative for Maximizing Stockholder Value. The Company Board’s determination that entering into the Merger Agreement with Parent was more favorable to the Company stockholders than other alternatives reasonably available to the Company, including, among other things, remaining a standalone public company. In making its determination, the Company Board took into account a number of factors, including:

•	the unlikelihood of an executable transaction at a higher value, in light of (i) the fact that, at the Company Board’s instruction, the Company’s senior management and financial advisor conducted a third-party solicitation process on behalf of the Company, soliciting proposals for a transaction from 31 potential strategic parties, including Parent, and that none of such parties expressed interest in an acquisition of the Company other than Party B (as described under the caption “—Background of the Offer and the Merger”, and Parent, (ii) management’s and the Company Board’s assessment of potential candidates for further outreach and their likely interest to, and ability to, transact on terms competitive with Parent’s offer, (iii) the fact that the price proposed by Parent was higher than the terms that had been proposed, after due diligence and extensive negotiation, by Party B (the only other party that had expressed interest in an acquisition of Mersana), and that Party B had indicated that it would not be able to make a revised proposal on the required timeline, and (iv) the fact that the price proposed by Parent reflected extensive negotiations between the Company and Parent, including enhancements in the Offer Price (as more fully described under the section entitled “—Background of the Offer and the Merger”) that the Company was able to obtain from Parent, and the Company Board’s belief, based on negotiations with Parent and other potential purchasers, that the Offer Price represented the highest price reasonably obtainable from such parties as of the date of the Merger Agreement under the circumstances;

•	the risk that prolonging or expanding the sale process further could have resulted in the loss of an opportunity to consummate a transaction with Parent on the terms of the Offer, including, among other things, the valuation represented by the Offer Price;

•	the Company Board’s familiarity with the business, operations, prospects, strategic and short and long term operating plans, assets, liabilities and financial condition of the Company, and its determination that the certainty of value and liquidity of the cash consideration provided for in the Offer, is more favorable and certain to the Company’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of the Company continuing to operate independently and pursuing its current business and financial plans on a stand-alone basis, given the risks and uncertainty associated with continued operation independently, including industry competition, execution risks and risks related to liquidity and financing requirements, including the risks described in the section titled “Risk Factors” set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, the Company’s Quarterly Report on Form 10-Q for the periods ended March 31, 2025, June 30, 2025 and September 30, 2025 and subsequent reports filed with the SEC; and

•	the possibility that a delay in executing a definitive merger agreement might lead to an increased risk of leaks and market rumors prior to execution, which might harm the Company in the event that an agreement was not reached.

•	Competition. Competitive considerations, including that some of the Company’s competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical studies, conducting clinical trials, obtaining regulatory approval and marketing than the Company;

•	Capital Needs. The Company’s recurring losses from operations raise substantial doubt regarding the Company’s ability to continue as a going concern. The Company’s need for substantial additional capital to fund the Company’s current operating plan commitments, the possibility that sufficient capital might not be available on a timely basis or on acceptable terms, the associated dilution that would be experienced by the Company’s stockholders if the Company were to sell additional common equity to raise the needed capital at the Company’s current trading price per Share, and the loss of potentially valuable rights or assets if the Company were to enter into a license or collaboration to raise capital;

•	Risk of Clinical Trial Failure or Commercialization. The fact that clinical trials can take years to complete, and the outcomes are uncertain, along with the risks inherent in the development and eventual commercialization of Emi-Le and XMT-2056 and the risks related to market acceptance of these product candidates, if approved, and other factors affecting the revenues and profitability of biopharmaceutical product candidates generally;

•	Risks Associated with Regulatory Processes. The risks inherent in obtaining regulatory approvals from regulatory authorities to be able to sell the Company’s product candidates, which can take years to complete and the receipt of which are not guaranteed; that domestic and foreign regulators may have their own procedures for approval of product candidates; that if a product candidate is approved, regulators may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval;

•	Potentially Limited Period of Opportunity. The timing of the Transactions and the risk that if the Company did not accept the terms of Parent’s proposed transaction as of the date of the Merger Agreement, it may not have another opportunity to do so on comparable terms or at all;

•	Speed of Consummation. The fact that the Transactions are structured as a two-step transaction under Section 251(h) of the DGCL, resulting in a higher likelihood of the Company’s stockholders receiving the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which the Company’s stockholders who do not tender in the Offer will receive the same price per Share as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to the Company’s business pending the closing of the Merger;

•	High Likelihood of Closing. The belief of the Company Board that the likelihood of completing the Offer and the Merger is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions contained within the “material adverse effect” definition, which generally defines the standard for closing risk, (iii) the likelihood of obtaining required regulatory approvals, including the commitment of Parent to pursue the required regulatory approvals (including obtaining the required clearance under the HSR Act, along with Parent’s commitment to pursue clearance under the HSR Act) and (iv) the size and financial strength of Parent, and Parent’s ability to fund the consideration payable in the Transactions;

•	No Financing Condition. The fact that the Transactions are not subject to a financing condition, and the Company is entitled to specifically enforce Parent’s and Purchaser’s obligations under the Merger Agreement, including their obligations to consummate the Offer and the Merger;

•	Opinion of the Company’s Financial Advisor. The opinion of TD Cowen, dated November 12, 2025, to the Company Board as to the fairness, from a financial point of view and as of the date of such opinion, of the $25.00 per Share Upfront Cash Consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than, as applicable, Parent, Purchaser and their respective affiliates), which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen set forth in such opinion as more fully described under the heading “—Opinion of the Company’s Financial Advisor”;

•	Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited proposals in certain circumstances, and that the provisions of the Merger Agreement permit the Company Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee of $5.6 million, which amount the Company Board believes is reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals;

•	Offer Acceptance by Stockholders. The closing of the Offer would be subject to tenders of Shares by holders of a majority of the outstanding Shares;

•	Tender and Support Agreement. The fact that the Company’s current directors and executive officers, Bain Capital Life Sciences Fund II, L.P., BCIP Life Sciences Associates, LP and BCLS II Investco, LP, who collectively own approximately 8.5% of the outstanding Shares as of November 12, 2025, supports the Transactions and agreed to tender their Shares in the Offer, and entered into the Support Agreement with Parent and Purchaser on November 12, 2025 to that effect; and

•	Appraisal Rights. The ability of stockholders who do not believe that the Offer Price represents fair consideration for their Shares to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the Transactions:

•	Opportunity Costs. The fact that the Company will no longer exist as an independent public company, and the Company’s stockholders will forgo any potential increase in its value above the Offer Price as an independent public company that might result from its possible future growth;

•	Potential Negative Impact on the Company’s Business. The possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on the Company’s operations and the Company’s relationships with suppliers, business partners, management and employees;

•	Prohibition Against Solicitations. The fact that the Merger Agreement precludes the Company from actively soliciting competing acquisition proposals and obligates the Company (or its successor) to pay Parent a termination fee of $5.6 million under specified circumstances, which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal;

•	Business Operation Restrictions. The fact that the Merger Agreement imposes operational restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

•	Closing Conditions. The fact that the completion of the Offer and the Merger requires antitrust clearance in the United States and the satisfaction of other closing conditions that are not within the Company’s control;

•	Effect of Failure to Complete Transactions. The fact that, while the Company expects that the Offer and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the Offer and the Merger will be satisfied or that the Merger will be completed in a timely manner or at all, and if the Merger is not completed, (i) the Company will have incurred significant risk and transaction and opportunity costs, including the possibility of disruption to the Company’s operations, diversion of management and employee attention, employee attrition and a potentially negative effect on the Company’s relationships with suppliers, business partners, management and employees, (ii) the trading price of shares of Common Stock would likely be adversely affected and (iii) the market’s perceptions of the Company’s prospects could be adversely affected;

•	Contingent Nature of CVRs. The risk that some or all of the Milestones necessary to trigger the contingent payments to be made pursuant to the CVRs may not be achieved during the periods prescribed by the CVR Agreement;

•	Taxable Consideration. The expectation that the receipt of the Offer Price in exchange for Shares pursuant to the Offer or the Merger, as applicable, will generally be a taxable transaction for U.S. federal income tax purposes;

•	Litigation Risk. The inherent risk of litigation in relation to the sale of the Company, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and

•	Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Offer and the Merger not be completed (and if the Offer does not close, the Company will be required to pay its own expenses associated with the Merger Agreement and the Transactions).

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company.

The foregoing discussion of information and reasons considered by the Company Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Transactions, including the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.

In considering the recommendations of the Company Board, Company stockholders should be aware that certain of the Company’s directors and executive officers have interests with respect to the contemplated transactions that may be in addition to, or that may be different from, the interests of the Company’s stockholders generally, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements -  Arrangements with Current Executive Officers, Directors and Affiliates of the Company.” The members of the Company Board were aware of these interests and considered them, among others, in reaching their determinations that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

(d) Opinion of the Company’s Financial Advisor

The Company has engaged TD Cowen as the Company’s financial advisor in connection with the Offer and the Merger. In connection with this engagement, the Company Board requested that TD Cowen evaluate the fairness, from a financial point of view, of the $25.00 per Share Upfront Cash Consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than, as applicable, Parent, Purchaser and their respective affiliates).

At a meeting of the Company Board held on November 12, 2025, TD Cowen reviewed its financial analysis of the $25.00 per Share Upfront Cash Consideration with the Company Board and delivered an oral opinion, confirmed by delivery of a written opinion dated November 12, 2025, to the Company Board to the effect that, based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in such opinion, as of November 12, 2025, the $25.00 per Share Upfront Cash Consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than, as applicable, Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. The full text of TD Cowen’s written opinion, dated November 12, 2025, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of TD Cowen’s written opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. TD Cowen’s analysis and opinion were prepared for and addressed to the Company Board and were directed only to the fairness, from a financial point of view, of the $25.00 per Share Upfront Cash Consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than, as applicable, Parent, Purchaser and their respective affiliates). TD Cowen’s opinion did not in any manner address the underlying business decision of the Company to effect the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available to the Company. The $25.00 per Share Upfront Cash Consideration was determined through negotiations between the Company and Parent and TD Cowen’s opinion did not constitute a recommendation to the Company Board on whether or not to approve the Offer or the Merger and does not constitute a recommendation to any securityholder or any other person as to whether to tender Shares in the Offer or take any other action in connection with the Offer, the Merger or otherwise.

In connection with its opinion, TD Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	a draft, dated as of November 12, 2025, of the Merger Agreement and a form of the related CVR Agreement;

•	certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to TD Cowen by the management of the Company, and certain publicly available financial and other information for Parent;

•	certain internal probability-adjusted financial forecasts, estimates and other information relating to the Company provided by the Company’s management;

•	discussions TD Cowen had with certain members of the managements of the Company and Parent concerning the historical and current business operations, financial condition and prospects of the Company and such other matters that TD Cowen deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that TD Cowen deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, TD Cowen, at the direction of the Company Board, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to TD Cowen by the Company or that was publicly available or was otherwise reviewed by TD Cowen. TD Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. TD Cowen relied upon the representations of the Company and Parent that all information provided to TD Cowen by the Company and Parent was accurate and complete in all material respects and TD Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which TD Cowen becomes aware after the date of TD Cowen’s opinion.

TD Cowen was advised, and TD Cowen assumed, that the financial forecasts, estimates and other information provided by the Company’s management that TD Cowen was directed to utilize for purposes of its analysis and opinion were reasonably prepared by the Company’s management on bases reflecting the best currently available estimates and good faith judgments of such management as to the future financial performance of the Company and the other matters covered thereby, and that such financial forecasts, estimates and other information provided a reasonable basis for its analysis and opinion. TD Cowen relied on the assessments of the Company’s management as to, among other things, (i) the product candidates, pipeline, technology and other intellectual property of the Company, and the viability of and risks associated with such product candidates, pipeline, technology and other intellectual property, including the probability and timing for the development, clinical testing, manufacturing and commercialization of such product candidates and related uses and indications, and the validity and duration of licenses and patents, and (ii) the capital resources required for the Company’s business and operations and contemplated financing, including the pricing, aggregate amount and timing thereof, expected to be undertaken by the Company on a standalone basis to obtain the necessary funds for its business and operations. TD Cowen assumed that there would be no developments with respect to any such matters that would have an adverse effect on the Company, the Offer or the Merger or that otherwise would be meaningful in any respect to TD Cowen’s analyses or opinion. TD Cowen expressed no opinion as to the financial forecasts, estimates and other information utilized in TD Cowen’s analysis or the assumptions on which they were based.

In addition, TD Cowen assumed that there had been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the dates of the last financial statements made available to TD Cowen. TD Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of the Company or any other entity, nor was TD Cowen furnished with such materials. TD Cowen did not conduct nor did TD Cowen assume any obligation to conduct any physical inspection of the properties or facilities of the Company or any other entity. TD Cowen also did not evaluate the solvency or fair value of the Company, Parent or any other entity under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In addition, TD Cowen did not undertake an independent evaluation of any actual or potential litigation, settlements, governmental or regulatory proceedings or investigations, possible unasserted claims or other contingent liabilities to which the Company or any other entity may be a party or subject. TD Cowen’s opinion did not address any legal, tax, accounting or regulatory matters related to the Merger Agreement, the CVR Agreement, the Offer or the Merger, as to which TD Cowen assumed that the Company and the Company Board received such advice from legal, tax, accounting and regulatory advisors as each determined appropriate.

TD Cowen’s opinion addressed only the fairness of the $25.00 per Share Upfront Cash Consideration from a financial point of view and as of the date of its opinion, without regard to individual circumstances of specific holders of Shares (whether by virtue of control, voting or consent, liquidity, contractual arrangements, vesting or acceleration of securities or otherwise) that may distinguish such holders or the securities of the Company held by such holders, and TD Cowen’s opinion did not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities of the Company or otherwise. TD Cowen expressed no view as to any other aspect or implication of the Offer or the Merger, including, without limitation, the form or structure of the Offer or the Merger or any term, aspect or implication of the CVR, any tender and support agreement or any other agreement, arrangement or understanding entered into in connection with the Offer, the Merger or otherwise. TD Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by TD Cowen on the date of such opinion. It should be understood that although subsequent developments may affect TD Cowen’s opinion, TD Cowen does not have any obligation to update, revise or reaffirm its opinion and TD Cowen expressly disclaims any responsibility to do so. As the Company Board was aware, the credit, financial and stock markets, the industry in which the Company operates and the business and securities of the Company have experienced and may continue to experience volatility and disruptions, and TD Cowen expressed no view as to any potential effects of such volatility or disruptions on the Company, the Offer or the Merger.

TD Cowen did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering its opinion, TD Cowen assumed in all respects relevant to its analyses that the representations and warranties of each party contained in the Merger Agreement and the CVR Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and the CVR Agreement and that all conditions to the consummation of the Offer and the Merger would be satisfied without waiver thereof. TD Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement and the CVR Agreement would be obtained and that in the course of obtaining any of those consents no restrictions would be imposed or waivers made that would have an adverse effect on the Company, the Offer or the Merger. In addition, TD Cowen assumed that the Offer and the Merger would be consummated in a manner that complies with the provisions of applicable securities laws and all other applicable state, federal or foreign statutes, rules and regulations. TD Cowen further assumed that the final versions of the Merger Agreement and the CVR Agreement, when executed, would be substantially similar to the versions reviewed by TD Cowen.

It was understood that TD Cowen’s opinion was intended for the benefit and use of the Company Board (in its capacity as such) in its evaluation of the $25.00 per Share Upfront Cash Consideration. TD Cowen’s opinion did not constitute a recommendation to the Company Board on whether or not to approve the Offer or the Merger and does not constitute a recommendation to any securityholder or any other person as to whether to tender Shares in the Offer or take any other action in connection with the Offer, the Merger or otherwise. TD Cowen expressed no opinion as to the actual value, price or trading range of Shares or any other securities of the Company following announcement or consummation of the Offer or the Merger. TD Cowen was not requested to opine as to, and its opinion did not in any manner address, the underlying business decision of the Company to effect the Offer or the Merger or the relative merits of the Offer or the Merger as compared to other business strategies or transactions that might be available to the Company. In addition, TD Cowen was not requested to opine as to, and its opinion did not in any manner address, (i) the fairness of the amount or nature of the compensation to the officers, directors or employees, or class of such persons, of any parties to the Offer or the Merger relative to the $25.00 per Share Upfront Cash Consideration or otherwise, (ii) the fairness of the Offer, the Merger, the $25.00 per Share Upfront Cash Consideration (except to the extent expressly specified in TD Cowen’s opinion) or the CVR to the holders of any class of securities, creditors or other constituencies of the Company or (iii) whether Parent or Purchaser has sufficient cash, available lines of credit or other sources of funds to enable it to pay the $25.00 per Share Upfront Cash Consideration and any amounts payable pursuant to the CVR.

Financial Analyses

The summary of the financial analyses described below under this heading “—Financial Analyses” is a summary of the material financial analyses performed by TD Cowen to arrive at its opinion. The summaries of TD Cowen’s financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of such summaries. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. TD Cowen performed certain procedures, including the financial analyses described below, and reviewed with the Company Board certain assumptions on which such analyses were based and other factors, including the historical and projected financial results of the Company. Approximate implied enterprise value reference ranges derived from the financial analyses described below were rounded to the nearest $5 million.

Selected Publicly Traded Companies Analysis. TD Cowen reviewed selected financial and stock market information of the Company and the following nine publicly traded clinical-stage biotechnology companies that TD Cowen considered generally relevant for purposes of its analysis (collectively, the “selected companies”):

•	Acrivon Therapeutics, Inc.
•	BioAtla, Inc.
•	Black Diamond Therapeutics, Inc.
•	C4 Therapeutics, Inc.
•	Cardiff Oncology, Inc.
•	Corbus Pharmaceuticals Holdings, Inc.
•	Immuneering, Inc.
•	PMV Pharmaceuticals, Inc.
•	Pyxis Oncology, Inc.

TD Cowen reviewed, among other information, estimated enterprise values, calculated as implied equity values based on closing stock prices on November 11, 2025 plus total debt and less cash and cash equivalents. Financial and other data of the selected companies were based on publicly available information. Financial and other data of the Company was based on public filings and other information provided by the Company’s management.

The overall low to high estimated enterprise values observed for the selected companies were approximately $(78) million to $225 million (with a median of $28 million). TD Cowen selected an enterprise value range of $(80) million to $225 million derived from the selected companies for the Company. This analysis indicated the following approximate implied equity value reference range per Share for the Company, as compared to the Upfront Cash Consideration per Share payable in the Offer and the Merger:

Approximate Implied Equity Value Per Share Reference Range	Upfront Cash Consideration
$0 – $54	$25

Although the selected companies were used for comparison purposes, none of those companies is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and other factors that could affect the public trading or other values of the selected companies.

Selected Transactions Analysis. Using publicly available information, TD Cowen reviewed financial and other information relating to the following five selected transactions involving clinical-stage biotechnology companies that TD Cowen considered generally relevant for purposes of its analysis (collectively, the “selected transactions”):

Announcement Date		Acquiror		Target
•	June 2023	•	Coherus Oncology, Inc.	•	Surface Oncology, Inc.
•	October 2022	•	AstraZeneca PLC	•	LogicBio Therapeutics, Inc.
•	June 2022	•	invoX Pharma Limited	•	F-star Therapeutics, Inc.
•	April 2022	•	Regeneron Pharmaceuticals, Inc.	•	Checkmate Therapeutics, Inc.
•	February 2019	•	Merck & Co., Inc.	•	Immune Design Corp.

TD Cowen reviewed, among other information, the implied enterprise values in the selected transactions, calculated as the implied equity values for the target companies involved in the selected transactions based on the consideration paid or payable in the selected transactions plus total debt, less cash and cash equivalents. Financial and other data for the selected transactions were based on publicly available information. Financial and other data of the Company was based on information provided by the Company’s management.

The overall low to high implied enterprise values observed for the selected transactions based on the total consideration payable in the selected transactions were approximately $24 million to $200 million (with a median of $118 million). TD Cowen selected an enterprise value range of $25 million to $200 million derived from the selected transactions for the Company. This analysis indicated the following approximate implied equity value per Share reference range for the Company, as compared to the Upfront Cash Consideration per Share payable in the Offer and the Merger:

Approximate Implied Equity Value Per Share Reference Range	Upfront Cash Consideration
$12 – $46	$25

Although the selected transactions were used for comparison purposes, none of the selected transactions or target companies involved in the selected transactions are directly comparable to the Offer and the Merger or the Company. Accordingly, an analysis of such comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and financial and operating characteristics of the target companies involved in the selected transactions and other factors that could affect the acquisition or other values of such companies.

Discounted Cash Flow Analysis. TD Cowen performed a discounted cash flow analysis of the Company by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the fourth quarter of the fiscal year ending December 31, 2025 through the full fiscal year ending December 31, 2045 based on the Company’s probability-adjusted financial forecasts (inclusive of the Company’s potential net operating loss carryforwards) and an assumed $175 million equity financing and other information provided by the Company’s management. No terminal value was assumed for purposes of such analysis. The present values (as of December 31, 2025) of the cash flows were calculated using a selected range of discount rates of 19% to 28%. This analysis indicated the following approximate implied equity value per Share reference range for the Company, as compared to the Upfront Cash Consideration per Share:

Approximate Implied Equity Value Per Share Reference Range	Upfront Cash Consideration
$8 – $11	$25

Certain Additional Information

TD Cowen also observed additional information that was not considered part of its financial analyses with respect to its opinion but was noted for informational purposes, including the following:

•	implied premia payable in selected biotechnology transactions publicly announced from January 1, 2020 to November 11, 2025, which indicated, based on closing stock prices of the target companies one trading day prior to public announcement of the applicable transactions, low to high implied premia of (15%) to 660% (with a median of 65%) based on the upfront consideration payable in such transactions and low to high implied premia of 2% to 660% (with a median of 82%) based on the total consideration payable in such transactions; applying the low to high observed implied premia derived from such transactions to the closing price of the Shares on November 11, 2025 (the last trading day prior to public announcement of the execution of the Merger Agreement) indicated approximate implied equity value per Share reference ranges of $8 to $68 per Share (based on the Upfront Cash Consideration payable in the Offer and the Merger) and $9 to $68 per Share (based on the Upfront Cash Consideration and full payment of the CVR in the Offer and the Merger);

•	historical prices of the Shares during the 52-week period ended November 11, 2025, which indicated low and high closing prices of the Shares of $5.21 per Share and $70.75 per Share, respectively; and

•	publicly available Wall Street research analysts’ one-year forward price targets for the Shares (discounted to November 11, 2025 using a discount rate of 25%), which indicated an overall low to high target price range for the Shares of $6 per Share to $40 per Share.

Miscellaneous

The summary set forth above does not purport to be a complete description of all analyses performed or factors considered by TD Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. TD Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. TD Cowen believes that such analyses and factors must be considered as a whole and that selecting portions of its analyses or factors considered by it, without considering all aspects of such analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, TD Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by TD Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be acquired or sold. Accordingly, such analyses and estimates are inherently subject to uncertainty and are based upon numerous factors or events beyond the control of the parties or their respective advisors. None of the Company, TD Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses performed by TD Cowen and its opinion were only one among many factors taken into consideration by the Company Board in evaluating the $25.00 per Share Upfront Cash Consideration and should not be considered as determinative of the views of the Company Board or the Company’s management with respect to the Offer, the Merger, the consideration payable in the Offer and the Merger or otherwise.

TD Cowen was selected by the Company to act as its financial advisor in connection with the Offer and the Merger because TD Cowen is a nationally recognized investment banking firm with experience in transactions similar to the Offer and the Merger and is familiar with the Company and its business and industry. As part of its investment banking business, TD Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

For its services as the Company’s financial advisor in connection with the Offer and the Merger, TD Cowen will receive an aggregate fee currently estimated to be approximately $3.5 million, of which a portion was payable in connection with TD Cowen’s opinion and approximately $2.5 million is payable contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse TD Cowen’s expenses, including fees and expenses of counsel, and indemnify TD Cowen for certain liabilities, including liabilities under federal securities laws, that may arise out of TD Cowen’s engagement.

As the Company Board was aware, TD Cowen and its affiliates in the past have provided, currently are providing, and in the future may provide, financial advisory and/or investment banking services unrelated to the Offer and the Merger to the Company and/or its affiliates, for which services TD Cowen and/or its affiliates have received and would expect to receive compensation, including during the approximate two-year period preceding the date of TD Cowen’s opinion, having acted or acting as sales agent for an at-the-market equity offering program of the Company, for which services during such two-year period TD Cowen and/or its affiliates received aggregate fees of approximately $119,000. As the Company Board also was aware, TD Cowen and its affiliates in the past have provided and in the future may provide financial advisory and/or other investment banking services to Parent and/or its affiliates, for which services TD Cowen and/or its affiliates have received and would expect to receive compensation, including, during the approximate two-year period preceding the date of TD Cowen’s opinion, having acted as a joint placement agent in connection with a private placement, for which services during such two-year period TD Cowen and/or its affiliates received aggregate fees of approximately $1.7 million.

TD Cowen and its affiliates provide investment and commercial banking, lending, asset management and other financial and non-financial services to a wide range of corporations and individuals and, as part of their investment banking business, are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, TD Cowen and/or its affiliates may at any time hold long or short positions, and trade or otherwise effect transactions in, debt, equity and/or other securities or loans of the Company, Parent and/or their respective affiliates for the accounts of TD Cowen and/or its affiliates and for the accounts of customers. TD Cowen and its affiliates also conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to their clients on investment matters, including matters with respect to the Offer and the Merger, the Company, Parent and/or their respective affiliates. The issuance of TD Cowen’s opinion was approved by TD Cowen’s fairness opinion review committee.

(e) Certain Company Forecasts

Important Information Concerning the Company Forecasts

The Company, which does not yet have any marketed products, does not, as a matter of course, regularly prepare or publicly disclose long-term forecasts or internal projections as to future performance, revenues, earnings or other results, given, among other reasons, the unpredictability of the underlying assumptions and estimates and inherent difficulty of predicting financial performance for future periods. In connection with the Company Board’s evaluation of the potential transaction and other potential strategic alternatives, however, the Company’s management provided the Company Board with certain non-public, unaudited prospective financial information, including certain financial projections regarding the Company for fiscal years 2025 through 2045 (the “Forecasts”). The Forecasts also were provided to TD Cowen for its use and reliance in connection with its financial analyses and opinion as more fully described under “Opinion of the Company’s Financial Advisor”. The Forecasts were not provided to Parent.

The below summary of the Forecasts is included for the purpose of providing stockholders access to certain non-public information that was made available to the Company Board and TD Cowen in connection with the Transactions, and such information may not be appropriate for other purposes, and is not included to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer.

The Forecasts were based upon certain financial, operating and commercial assumptions developed solely using the information available to Company’s management at the time the Forecasts were prepared. The Forecasts reflect numerous assumptions and estimates, including (i) risk-based adjustments reflecting the probability and timing of successful trial completion, regulatory approval and commercial launch for the Company’s product candidates, including that the Company commercializes ACC-1 through direct sales in the United States, and licensing outside of the United States; (ii) market size, market share, competition, pricing and reimbursement for the Company’s product candidates, including that the Company does not earn revenue from the sale of any products or product development programs other than ACC-1, or incur any material development, regulatory, manufacturing or sales or marketing costs associated with any such other products or product development programs; (iii) research and development expenses, sales, general and administrative expenses, costs of goods sold and other operating expenses and capital expenditures; (iv) the probability of success attributed to the Emi-Le program in ACC-1 and the corresponding anticipated product launches; and (v) other relevant factors relating to the Company’s strategic plan, as well as how certain of these assumptions and estimates may change over time, in each case assuming the Company operated on a standalone basis. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative endeavor. The probability of success attributed to each product candidate in the Forecasts and the corresponding anticipated product candidate launch timelines are based on management assumptions and estimates, after considering success rates and product candidate launch timelines for other product candidates at similar stages of clinical development and other considerations. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the projections prepared by the management of the Company.

The Forecasts were prepared assuming the Company’s continued operation as a going concern on a standalone basis without giving effect to the Transactions (including the Offer and the Merger), and therefore the Forecasts do not give effect to the Transactions (including the Offer and the Merger), or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions (including the Offer and the Merger), including potential cost synergies to be realized as a result of the Transactions (including the Offer and the Merger), or to any costs incurred in connection with the Transactions (including the Offer and the Merger), or otherwise to any alternative transactions which the Company would pursue in lieu of the Transactions. Furthermore, the Forecasts do not take into account the effect of any failure of the Transactions (including the Offer and the Merger) to be completed and should not be viewed in that context.

None of the Forecasts were intended for public disclosure. The summary of the Forecasts described in this section is included in this Schedule 14D-9 because they were accepted or approved by the Company Board in its evaluation of the Offer and the Merger and provided to TD Cowen for its use and reliance in connection with its financial analyses and opinion to the Company Board. The inclusion of the Forecasts in this Schedule 14D-9 does not constitute an admission or representation by the Company that the Forecasts or the information contained therein is material.

The Forecasts are unaudited and were not prepared with a view toward public disclosure or compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles as applied in the U.S. (which we refer to as “GAAP”) or the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures. Neither the Company’s independent registered public accounting firm nor any other independent accountant has compiled, examined or performed any procedures with respect to the Forecasts or expressed any opinion or any other form of assurance on the Forecasts or their achievability. The Company’s independent registered public accounting firm assumes no responsibility for, and disclaims any association with, the Forecasts.

In the view of the Company’s management, the Forecasts were prepared on a reasonable basis reflecting management’s best available estimates and judgments regarding the Company’s future financial performance at the time of preparation. The Forecasts were, at the time of presentation to the Company Board, intended to supersede and replace all prior Forecasts. The Forecasts are not facts and should not be relied upon as necessarily predictive of actual future results. You are cautioned not to place undue reliance upon the Forecasts. Some or all of the assumptions that have been made in connection with the preparation of the Forecasts may have changed since the date the Forecasts were prepared. None of the Company, Parent, Purchaser or any of their respective affiliates, advisors or other representatives assumes any responsibility for the ultimate performance of the Company relative to the Forecasts. Except as required by applicable law, neither the Company nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Forecasts if they have changed or change or otherwise have become or are no longer appropriate (even in the short term). These considerations should be taken into account when evaluating the Forecasts, which were prepared as of an earlier date.

The Forecasts do not necessarily reflect changes in general business or economic conditions since prepared, changes in the Company’s businesses or their prospects or any other transactions or events that have occurred or that may occur and that were not anticipated at the time the Forecasts were prepared, and the Forecasts are not necessarily indicative of current values or necessarily predictive of future performance, which may be significantly more favorable or less favorable than as set forth therein and should not be regarded as a representation that the financial forecasts, projected results or other estimates and assumptions therein will be achieved.

The Forecasts include earnings before interest and taxes (“EBIT”) and unlevered free cash flow (“Unlevered FCF”), which are “non-GAAP financial measures” and which are financial performance measures that are not calculated in accordance with GAAP. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed transaction such as the Merger if the disclosure is included in a document such as this tender offer statement to comply with requirements under state laws. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Company Board or the Company’s financial advisor in connection with the Offer or the other transactions contemplated by the Merger Agreement and, accordingly, the Company has not provided a reconciliation of the financial measures included in the Forecasts to relevant GAAP financial measures.

The Forecasts constitute forward-looking statements. Since the Forecasts reflect subjective judgment in many respects, they are susceptible to multiple interpretations and frequent revisions based on actual experience and business developments. The Forecasts also cover multiple fiscal years, and such information by its nature becomes less predictive with each succeeding fiscal year. Although the Forecasts are presented with numerical specificity, the Forecasts reflect numerous variables, assumptions and estimates as to future events, and are subject to a wide variety of significant risks and uncertainties that could cause the actual results to differ materially from the projected results, including, without limitation, risks and uncertainties associated with development and regulatory approval of the Company’s product candidates; risks associated with conducting clinical trials; the Company’s ability to finance continued operations, including the Company’s ability to raise additional funds in an equity financing; the Company’s ability to manufacture and commercialize product candidates; the Company’s competitive position; uncertainties pertaining to other business effects, including the effects of industry, market, economic, political or regulatory conditions, future exchange and interest rates and changes in tax and other laws, regulations, rates and policies; and other risks and uncertainties, that are described in greater detail in the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 3, 2025, and in the Company’s other public filings with the SEC. For additional information on factors that may cause the Company’s future financial results to materially vary from the projected results summarized below, see the section entitled “Item 8. Additional Information  - Cautionary Note Regarding Forward-Looking Statements.” Accordingly, there can be no assurance that the projected results summarized below will be realized or that actual results will not differ materially from the projected results summarized below, and the Forecasts cannot be considered a guarantee of future operating results and should not be relied upon as such. No representation is made by the Company or any of its affiliates, advisors or other representatives or any other person to any Company stockholder or any other person regarding the actual performance of the Company compared to the results included in the Forecasts or otherwise.

The Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. For a more detailed description of the information available, see the section entitled “Item 8. Additional Information  - Annual and Quarterly Reports.” We have not updated and do not intend to update or otherwise revise the Forecasts to take into account any circumstances or events occurring after the date they were prepared, including the effect of the Transactions. Further, the Forecasts do not take into account the effect of any failure of the Transactions to be consummated and should not be viewed in any manner in that context.

The Forecasts reflect various estimates, assumptions and methodologies of the Company, all of which are difficult to predict and many of which are beyond the Company’s control, including, among others, assumptions with respect to industry performance, general business, economic, regulatory, litigation, market and financial conditions and matters specific to the Company’s businesses.

The following is a summary of the Forecasts (dollars in millions):

Fiscal Year	Q4 25'E	2026 E	2027 E	2028 E	2029 E	2030 E	2031 E	2032 E	2033 E	2034 E	2035 E	2036 E	2037 E	2038 E	2039 E	2040 E	2041 E	2042 E	2043 E	2044 E	2045 E
Revenue	–	–	–	$145	$163	$160	$165	$170	$175	$180	$186	$191	$197	$203	$209	$216	$223	$230	$115	$57	–
Gross Profit(1)	–	–	–	$141	$158	$156	$160	$165	$170	$175	$181	$186	$192	$197	$203	$209	$216	$223	$111	$56	–
EBIT(2)	$(14)	$(62)	$(107)	$56	$85	$89	$92	$97	$101	$105	$110	$114	$119	$124	$129	$134	$140	$145	$59	$16	–
Unlevered FCF(3)	$(14)	$(62)	$(107)	$39	$79	$84	$87	$88	$75	$78	$81	$84	$88	$91	$95	$99	$103	$107	$56	$19	$6

(1)  Defined as revenue less the cost of goods sold.

(2)  A non-GAAP financial measure defined as earnings before interest, taxes, depreciation, and amortization (EBITDA) less share based compensation expense, depreciation and amortization.

(3)  A non-GAAP financial measure defined as EBIT, less tax expense (assuming a tax rate of 27% per the Company’s management and inclusive of the impact of net operating losses) plus depreciation and amortization, plus other non-cash adjustments, minus capital expenditures, minus changes to working capital.

NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES INTENDS TO, AND EACH OF THEM DISCLAIMS ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING OR EVENTS OCCURRING AFTER THE RESPECTIVE DATES WHEN THE FORECASTS WERE PREPARED OR TO REFLECT THE EXISTENCE OF FUTURE CIRCUMSTANCES OR THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE NO LONGER APPROPRIATE.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, holders of Shares are cautioned not to place undue, if any, reliance on the Forecasts included in this Schedule 14D-9.

(f) Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer (other than Shares for which such holder does not have discretionary authority). The Company’s executive officers and directors and Bain Capital Life Sciences Fund II, L.P., BCIP Life Sciences Associates, LP and BCLS II Investco, LP each entered into a Tender and Support Agreement concurrently with the execution of the Merger Agreement, agreeing to tender their respective Shares (subject to certain exceptions). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

The Company has engaged TD Cowen as financial advisor to the Company in connection with the Offer and the Merger. TD Cowen has not been retained to make any solicitation or recommendation, and TD Cowen's opinion rendered to the Company Board as described in Item 4 under the heading “Opinion of the Company's Financial Advisor” does not constitute a solicitation or recommendation, in connection with the Offer, the Merger or otherwise. Information regarding the retention and compensation of TD Cowen by the Company is included in Item 4 under the heading “Opinion of the Company's Financial Advisor - Miscellaneous” and is incorporated herein by reference.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or related matters.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, other than as follows:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
Mohan Bala	10/25/2025	250	-	Represents shares of Common Stock received upon vesting and settlement of portion of RSUs

Mohan Bala	10/27/2025	77	$9.90	Automatic sale of shares of Common Stock to satisfy tax withholding obligations in connection with vesting and settlement of RSUs

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference), the Company is not undertaking or engaging in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company (“Company Subsidiary”), or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any Company Subsidiary; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any Company Subsidiary; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or as incorporated herein by reference), there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

(a) Golden Parachute Compensation

The information set forth in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements - Arrangements with Current Executive Officers, Directors and Affiliates of the Company” as it related to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K is incorporated herein by reference.

(b) Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders and beneficial owners of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or, if tendered, validly and subsequently withdrawn such Shares) and who have not otherwise waived appraisal rights and otherwise comply with the applicable procedures under Section 262 of the DGCL (“Section 262”), will be entitled to appraisal rights in accordance with Section 262.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 and in this summary to (i) a “stockholder” are to the record holder of Shares, (ii) a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person, in each case as to which appraisal rights are asserted, and (iii) a “person” are any individual, corporation, partnership, unincorporated association or other entity. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders or beneficial owners exercise appraisal rights under Section 262. Stockholders and beneficial owners should carefully review the full text of Section 262 as well as the information discussed below.

Any Company stockholders or beneficial owners desiring to assert appraisal rights must comply precisely with the procedures set forth in Section 262 to demand and perfect such rights. ANY COMPANY STOCKHOLDER OR BENEFICIAL OWNER WISHING TO EXERCISE APPRAISAL RIGHTS, OR PRESERVE THEIR RIGHTS TO DO SO, SHOULD CAREFULLY REVIEW THE FOLLOWING DISCLOSURES AND ANNEX B. FAILURE TO COMPLY TIMELY AND PRECISELY WITH THE PROCEDURES SPECIFIED IN SECTION 262 WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER. MOREOVER, BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING APPRAISAL RIGHTS, THE COMPANY BELIEVES THAT, IF A STOCKHOLDER OR BENEFICIAL OWNER CONSIDERS EXERCISING SUCH APPRAISAL RIGHTS, SUCH STOCKHOLDER OR BENEFICIAL OWNER SHOULD SEEK THE ADVICE OF LEGAL COUNSEL.

Under Section 262, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of such merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice by the Company to its stockholders (including beneficial owners) with respect to the availability of appraisal rights in connection with the Merger under Section 262 and a copy of Section 262 is attached hereto as Annex B.

Stockholders and beneficial owners who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will be entitled to receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who: (i) did not validly tender such Shares in the Offer (or, if tendered, validly and subsequently withdrawn such Shares) or otherwise waive appraisal rights; (ii) follow the procedures set forth in Section 262; (iii) continuously hold such Shares from the date on which written demand for appraisal is made through the Effective Time; (iv) do not thereafter effectively withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights; and (v) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the Verified List (as defined below) to be filed with the Delaware Register in the Delaware Court of Chancery, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 sets forth the procedures stockholders and beneficial owners entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 are subject to compliance with the procedures set forth in Section 262. If you fail to timely and properly comply with the requirements of Section 262, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262, you must satisfy each of the following conditions:

•	You must demand in writing the appraisal of your Shares by the later of: (i) the consummation of the Offer, which occurs when Purchaser has irrevocably accepted for payment Shares tendered into the Offer following the Expiration Time; and (ii) twenty (20) days after December 5, 2025 (the date on which this Schedule 14D-9 is being mailed). The demand must reasonably inform the Company of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	You must not tender your Shares in the Offer (or, if tendered, not fail to validly and subsequently withdraw such Shares);

•	You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	You must otherwise comply with the requirements of Section 262.

The address for delivery of demand for appraisal pursuant to Section 262 is:

Mersana Therapeutics, Inc.
840 Memorial Drive
Cambridge, Massachusetts 02139
Attention: Chief Legal Officer

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as his, her or its name appears on his, her or its stock certificates, if any, and must state that such person intends thereby to demand appraisal of his, her or its Shares. Such demand will be sufficient if it reasonably informs the Company of the identity of the holder of Shares and that the holder intends thereby to demand the appraisal of such Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record stockholder, such as a broker, bank, fiduciary, depositary or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares; provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under Section 262 and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below).

Within ten (10) days after the Effective Time, the Company shall notify each of the stockholders or beneficial owners who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262 of the date that the Merger has become effective.

Within one-hundred and twenty (120) days after the Effective Time, but not thereafter, the Surviving Corporation or any person who has complied with Section 262, and who is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender such Shares in the Offer and timely and properly demanded appraisal of such Shares in accordance with Section 262. Notwithstanding the foregoing, at any time within sixty (60) days after the Effective Time, any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept payment for such person’s Shares as provided for in the Merger Agreement, in which case the Shares owned by such person shall be deemed, as of the Effective Time, to have been converted into the right to receive the Offer Price. The Surviving Corporation is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262.

Within one-hundred and twenty (120) days after the Effective Time, any stockholder or beneficial owner who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing, shall be entitled to receive from the Company, as the surviving entity in the Merger (or any successor thereto), a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in § 251(h)(6)d. of the DGCL)) not validly tendered, and accepted for purchase, in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of those Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holder of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement will be given to the person within 10 days after such person’s request for such a statement is received by the Company (or any successor thereto), or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262, whichever is later.

Upon the filing of any such petition for an appraisal by any person other than the Company (or successor thereto), service of a copy thereof shall be made upon the Company (or any successor thereto), as the surviving corporation in the Merger, which will then be obligated within twenty (20) days after such service to file in the office of the Delaware Register in Chancery in which the petition was filed a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached by the Company (or any successor thereto). Upon the filing of any such petition, if so ordered by the Delaware Court of Chancery, the Delaware Register in Chancery shall give notice of the time and place fixed for the hearing on such petition by mail to the Company (or any successor thereto) and to the persons shown on the Verified List at the addresses therein stated. The forms of the notices by mail and by publication will be approved by the Delaware Court of Chancery and the costs thereof will be borne by the Company (or any successor thereto).

At the hearing on such petition, the Delaware Court of Chancery will determine the persons who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the persons who have demanded an appraisal for their shares and who hold Shares represented by certificates to submit their certificates, if any, to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. Accordingly, dissenting stockholders and beneficial owners are cautioned to retain their share certificates, if any, pending resolution of the appraisal proceedings. If immediately before the Merger the Shares remain listed on a national securities exchange, which we expect to be the case, the Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, or (2) the value of the consideration provided in the Merger for such total number of shares exceeds $1 million. After the Delaware Court of Chancery determines the persons entitled to an appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value.

In determining the “fair value” of the Shares, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court set forth the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. The Delaware Supreme Court has recently indicated that transaction price is one of the relevant factors the Delaware Court of Chancery may consider in determining fair value and that absent deficiencies in the sale process the transaction price should be given “considerable weight.” Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to “the speculative elements of value arising from such accomplishment or expectation.” In Weinberger, the Delaware Supreme Court held that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Stockholders or beneficial owners considering seeking appraisal should bear in mind that the fair value of their Shares determined under Section 262 could be more than, the same as, or less than the consideration they would receive if they did not seek appraisal of their shares and that investment banking opinions as to fairness from a financial point of view are not opinions as to fair value under Section 262. Although the Company believes the consideration to be received by stockholders and beneficial owners in the Offer and the Merger is fair, it makes no representation as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and it reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a Share is less than the consideration to be received by stockholders and beneficial owners pursuant to the Offer or Merger.

Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, and except as provided in the following sentence, interest on an appraisal award will accrue from the Effective Time through the date of payment of the judgment shall be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Company (or any successor thereto), as the surviving corporation in the Merger, may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. Upon application by the Company (or any successor thereto) or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List filed by the Company (or any successor thereto) may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262.

When the fair value is so determined, with respect to Shares deemed entitled to such a determination, if any, the Delaware Court of Chancery shall direct the payment of the fair value of such Shares, together with interest, if any, by the Company (or any successor thereto) to the dissenting stockholders and beneficial owners entitled thereto. Payment will be made to each such person upon the terms and conditions as the Delaware Court of Chancery may order.

The costs of the proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a person whose name appears on the Verified List filed by the Company (or any successor thereto) who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the Shares entitled to an appraisal not dismissed pursuant to Section 262.

In compliance with Section 262, no person who has demanded appraisal rights with respect to some or all of such person’s Shares will be entitled to vote such Shares for any purpose or receive payment of dividends or other distributions on such Shares (other than those payable to stockholders of record at a date which is prior to the Effective Time). If a person who has made a demand for an appraisal in accordance with Section 262 shall deliver to the Company (or a successor thereto) a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s Shares, either within sixty (60) days after the Effective Time or thereafter with the written approval of the Company, then the right of such person to an appraisal of the Shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Delaware Court of Chancery will not be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just, including, without limitation, a reservation of jurisdiction for any application to the Delaware Court of Chancery; provided, however that this limitation will not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within sixty (60) days after the Effective Time. If a petition for an appraisal is not filed within the time provided pursuant to Section 262, the right to appraisal with respect to all Shares shall cease.

Shares held by any person who demands appraisal of such Shares under Section 262, but who has failed to perfect or has effectively withdrawn or lost their rights to appraisal of such Shares pursuant to Section 262 will be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest thereon and subject to any applicable withholding Tax, upon surrender of the Shares in the manner provided for in the Merger Agreement. From and after the Effective Time, any person who has demanded appraisal will not be entitled to exercise any of the voting rights or other rights of an equity owner of the Company (or any successor thereto) or of a stockholder of Parent.

The foregoing description of the rights of the Company’s stockholders and beneficial owners to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders and beneficial owners of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex B to this Schedule 14D-9.

(c) Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of 3 years following the date such person became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan); and

•	the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Each of Parent and Purchaser is not, nor at any time for the past three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

(d) Regulatory Approvals

Under the HSR Act and the rules and regulations promulgated thereunder, certain transactions, including Purchaser’s purchase of Shares pursuant to the Offer, cannot be consummated until, among other things, notifications have been submitted to the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division (the “Antitrust Division”) of the U.S. Department of Justice (the “DOJ”) and specified waiting period requirements have been observed.

Parent and the Company filed their respective Premerger Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division on November 25, 2025 initiating a 30-day waiting period that will conclude on Friday, December 26, 2025 at 11:59 p.m., Eastern time, unless extended as set forth below. During the waiting period, the FTC or the Antitrust Division may extend the waiting period by issuing a Request for Additional Information and Documentary Materials (a “Second Request”) to each party. Alternatively, to provide the FTC or Antitrust Division with additional time to review the proposed transactions, the parties may withdraw and refile their HSR Notification Forms, following a procedure established pursuant to 16 CFR 803.12(c), starting a new 30-day waiting period. If the FTC or the Antitrust Division issue Second Requests, the waiting period with respect to the Offer would be extended to 11:59 p.m., Eastern time, on the 30th day after certification of substantial compliance with such Second Requests by both parties, unless the FTC and the Antitrust Division terminate the waiting period prior to expiration of the waiting period(however, the parties could agree with the FTC or DOJ not to consummate the acquisition for some period of time after the waiting period expires). As a practical matter, if such Second Requests were issued, it could take a significant period of time to achieve substantial compliance with such Second Requests, which could delay the Offer.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require Parent or the Company to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding expiration or termination of the applicable HSR waiting period, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages.

Neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

(e) Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer, the Merger or the other Transactions. Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

(f) Stockholder Approval of the Merger Not Required

If the Offer is consummated, the Company will not seek the approval of the Company’s stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if Purchaser consummates the Offer, Parent, Purchaser and the Company are required pursuant to the terms of the Merger Agreement to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL.

(g) Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 3, 2025, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 15, 2025, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 13, 2025, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 14, 2025.

(h) Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking” statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions, although not all forward-looking statements contain these words. Forward-looking statements in this Schedule 14D-9 include, but are not limited to, statements regarding the proposed Transactions between Parent, Purchaser and the Company, including the Offer and Merger, the expected timeline for completing the proposed Transactions, the potential benefits of the Transactions, the potential consideration amount from the proposed Transactions and the terms of the Merger Agreement and CVR Agreement, compensation and benefits to be provided to Continuing Employees, future opportunities for the combined companies and any other statements about the Company’s management’s future expectations, beliefs, goals, plans or prospects. The Company may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements as a result of various factors, including, among other things, the risk that the proposed transactions may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of Common Stock; the possibility that various closing conditions of the Offer or the Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; uncertainty regarding how many of the Company’s stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement and the Transactions; uncertainty as to the ultimate Transaction costs; the possibility that the Milestone Payments related to the CVR will never be achieved and that no Milestone Payments may be made; the effect of the announcement or pendency of the proposed transactions on the Company’s trading price, business, operating results and relationships with collaborators, vendors, competitors and others; risks that the proposed Transactions or transaction-related uncertainty may disrupt the Company’s current plans and business operations; potential difficulties retaining employees as a result of the proposed Transactions; risks related to the diverting of management’s attention from the Company’s ongoing business operations; the risk that stockholder litigation or legal proceedings in connection with the proposed Transactions may result in significant costs of defense, indemnification and liability, or present risks to the timing or certainty of the closing of the proposed Transactions; the outcome of any stockholder litigation or legal proceedings that may be instituted against the Company related to the Merger Agreement or the proposed Transactions; changes in the Company’s businesses during the period between announcement and closing of the proposed Transactions; risks and uncertainties associated with development and regulatory approval of product candidates; risks associated with conducting clinical trials; the Company’s ability to finance continued operations; the Company’s competitive position; uncertainties pertaining to other business effects, including the effects of industry, market, economic, political or regulatory conditions, future exchange and interest rates and changes in tax and other laws, regulations, rates and policies; and other risks and uncertainties, any of which could cause the Company’s actual results to differ from those contained in the forward-looking statements, that are described in greater detail in the section entitled “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2025 filed with the SEC on November 14, 2025, as well as in other filings the Company may make with the SEC in the future and in the Schedule TO and related Offer documents filed by Parent and Purchaser. Any forward-looking statements contained in this Schedule 14D-9 speak only as of the date hereof, and the Company does not undertake and expressly disclaims any obligation to update any forward-looking statements contained herein, whether because of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

Item 9. Exhibits.

The following Exhibits are filed with this Schedule 14D-9 or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated December 5, 2025 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser on December 5, 2025).

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Parent and Purchaser on December 5, 2025).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Parent and Purchaser on December 5, 2025).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Parent and Purchaser on December 5, 2025).

(a)(1)(E)	Summary Advertisement, as published in the New York Times on December 5, 2025 (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Parent and Purchaser on December 5, 2025).

(a)(5)(A)	Press Release of Mersana Therapeutics, Inc., dated November 13, 2025 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-38129) filed by Mersana Therapeutics, Inc. on November 13, 2025).

(a)(5)(B)	Opinion, dated November 12, 2025, of TD Securities (USA) LLC (attached to this Schedule 14D-9 as Annex A).

(a)(5)(C)	Email from Martin Huber, M.D., President and Chief Executive of Mersana Therapeutics, Inc., sent to the employees of Mersana Therapeutics, Inc., dated November 13, 2025 (incorporated herein by reference to Exhibit 99.2 to Schedule 14D-9C (File No. 005-90033) filed by Mersana Therapeutics, Inc. on November 13, 2025).

(a)(5)(D)	Employee FAQs sent to the employees of Mersana Therapeutics, Inc, dated November 13, 2025 (incorporated herein by reference to Exhibit 99.3 to Schedule 14D-9C (File No. 005-90033) filed by Mersana Therapeutics, Inc. on November 13, 2025).

(a)(5)(E)	Email to collaborators of Mersana Therapeutics, Inc., dated November 13, 2025 (incorporated herein by reference to Exhibit 99.4 to Schedule 14D-9C (File No. 005-90033) filed by Mersana Therapeutics, Inc. on November 13, 2025).

(a)(5)(F)	Email to vendors and clinical trial investigators of Mersana Therapeutics, Inc., dated November 13, 2025 (incorporated herein by reference to Exhibit 99.5 to Schedule 14D-9C (File No. 005-90033) filed by Mersana Therapeutics, Inc. on November 13, 2025).

(a)(5)(G)	Press Release of Mersana Therapeutics, Inc., dated November 14, 2025, regarding Business Updates and Third Quarter 2025 Financial Results (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-38129) filed by Mersana Therapeutics, Inc. on November 14, 2025).

(e)(1)	Agreement and Plan of Merger, dated as of November 12, 2025, by and among Mersana Therapeutics, Inc., Day One Biopharmaceuticals, Inc., and Emerald Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-38129) filed by Mersana Therapeutics, Inc. on November 13, 2025).

(e)(2)	Form of Tender and Support Agreement (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K (File No. 001-38129) filed by Mersana Therapeutics, Inc. on November 13, 2025).

(e)(3)	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit 2.3 to the Current Report on Form 8-K (File No. 001-38129) filed by Mersana Therapeutics, Inc. on November 13, 2025).

(e)(4)	Confidentiality Agreement, dated March 12, 2025, between Mersana Therapeutics, Inc. and Day One Biopharmaceuticals, Inc. (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO filed by Parent and Purchaser on December 5, 2025).

(e)(5)	Fifth Amended and Restated Certificate of Incorporation of Mersana Therapeutics, Inc. (incorporated herein by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q (File No. 001-38129) filed by Mersana Therapeutics, Inc. on August 13, 2025).

(e)(6)	Second Amended and Restated Bylaws of Mersana Therapeutics, Inc. (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-38129) filed by Mersana Therapeutics, Inc. on March 31, 2023).

(e)(7)	Form of Indemnification Agreement between Mersana Therapeutics, Inc. and each of its executive officers and directors (incorporated herein by reference to Exhibit 10.1 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-218412) filed by Mersana Therapeutics, Inc. on June 16, 2017).

(e)(8)	2007 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.19 to the Registration Statement on Form S-1 (File No. 333-218412) filed by Mersana Therapeutics, Inc. on June 1, 2017).

(e)(9)	Form of Incentive Stock Option Agreement under the 2007 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.20 to the Registration Statement on Form S-1 (File No. 333-218412) filed by Mersana Therapeutics, Inc. on June 1, 2017).

(e)(10)	Form of Nonqualified Stock Option under the 2007 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.21 to the Registration Statement on Form S-1 (File No. 333-218412) filed by Mersana Therapeutics, Inc. on June 1, 2017).

(e)(11)	2017 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.22 to Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-218412) filed by Mersana Therapeutics, Inc. on June 16, 2017).

(e)(12)	Form of Incentive Stock Option Agreement under the 2017 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.23 to Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-218412) filed by Mersana Therapeutics, Inc. on June 16, 2017).

(e)(13)	Form of Non-statutory Stock Option Agreement under the 2017 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.24 to Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-218412) filed by Mersana Therapeutics, Inc. on June 16, 2017).

(e)(14)	Form of Restricted Stock Unit under the 2017 Stock Incentive Plan, for awards granted prior to April 2023 (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-38129) filed by Mersana Therapeutics, Inc. on August 6, 2021).

(e)(15)	Form of Restricted Stock Unit Agreement for Employees under the Mersana Therapeutics, Inc. 2017 Stock Incentive Plan, for awards granted after April 2023 (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-38129) filed by Mersana Therapeutics, Inc. on August 8, 2023).

(e)(16)	Form of Restricted Stock Unit Agreement for Non-Employee Directors under the Mersana Therapeutics, Inc. 2017 Stock Incentive Plan, for awards granted after April 2023 (incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 001-38129) filed by Mersana Therapeutics, Inc. on August 8, 2023).

(e)(17)	2017 Employee Stock Purchase Plan, as amended (incorporated herein by reference to Exhibit 10.40 to the Annual Report on Form 10-K (File No. 001-23819) filed by Mersana Therapeutics, Inc. on February 28, 2023).

(e)(18)	Offer Letter, dated September 5, 2023, by and between Mersana Therapeutics, Inc. and Martin Huber (incorporated herein by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q (File No. 001-38129) filed by Mersana Therapeutics, Inc. on November 7, 2023).

(e)(19)	Offer Letter, dated July 20, 2021, between Mersana Therapeutics, Inc. and Mohan Bala (incorporated herein by reference to Exhibit 10.24 the Annual Report on Form 10-K (File No. 001-38129) filed by Mersana Therapeutics, Inc. on February 28, 2024).

(e)(20)	Amended and Restated Offer Letter, by and between Mersana Therapeutics, Inc. and Timothy B. Lowinger, dated March 8, 2017 (incorporated herein by reference to Exhibit 10.18 to the Registration Statement on Form S-1 (File No. 333-218412) filed by Mersana Therapeutics, Inc. on June 1, 2017).

(e)(21)	Offer Letter, by and between Mersana Therapeutics, Inc. and Brian DeSchuytner, dated June 10, 2019 (incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 001-38129) filed by Mersana Therapeutics, Inc. on May 8, 2020).

(e)(22)	Offer Letter, dated March 5, 2021, by and between Mersana Therapeutics, Inc. and Alejandra Carvajal (incorporated herein by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q (File No. 001-38129) filed by Mersana Therapeutics, Inc. on May 9, 2022).

(e)(23)	Non-Employee Director Compensation Policy, as amended through December 4, 2024 (incorporated herein by reference to Exhibit 10.41 to Mersana Therapeutics, Inc.’s Annual Report on Form 10-K (File No. 001-38129) filed by Mersana Therapeutics, Inc. on March 3, 2025).

(e)(24)	2017 Cash Bonus Plan of Mersana Therapeutics, Inc. (incorporated herein by reference to Exhibit 10.26 to Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-218412) filed by Mersana Therapeutics, Inc. on June 16, 2017).

Annex A - Opinion, dated November 12, 2025, of TD Securities (USA) LLC to the Board of Directors of Mersana Therapeutics, Inc.

Annex B - Section 262 of the General Corporation Law of the State of Delaware

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2025	Mersana Therapeutics, Inc.

	By:	/s/ Martin Huber

Name: Martin Huber, M.D.
Title: President and Chief Executive Officer

Annex A

Opinion of TD Securities (USA) LLC

November 12, 2025

The Board of Directors

Mersana Therapeutics, Inc.

840 Memorial Drive

Cambridge, Massachusetts 02139

The Board of Directors:

In your capacity as the Board of Directors (the “Board of Directors”) of Mersana Therapeutics, Inc. (“Mersana”), a Delaware corporation, you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view, to holders of the common stock, par value $0.0001 per share, of Mersana (“Mersana Common Stock”), other than as specified below, of the Upfront Consideration (as defined below) to be received by such holders pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) among Mersana, Day One Biopharmaceuticals, Inc., a Delaware corporation (“Day One”), and Emerald Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Day One (“Merger Sub”), and related Contingent Value Rights Agreement (the “CVR Agreement” and, together with the Merger Agreement, the “Agreements”). As more fully described in the Agreements, and subject to the terms and conditions set forth therein, (i) Day One will cause Merger Sub to commence a tender offer to acquire all outstanding shares of Mersana Common Stock (such tender offer, the “Tender Offer”) in exchange for the right to receive, for each outstanding share of Mersana Common Stock, (a) $25.00 in cash (the “Upfront Consideration”), payable upon consummation of the Tender Offer, plus (b) one non-transferable contingent value right (a “CVR”), as to which we express no opinion, representing the right to receive additional potential cash payments contingent upon achieving various milestones with respect to certain clinical trials, development and regulatory approvals and sales relating to Mersana’s product candidates as specified in the CVR Agreement, and (ii) subsequent to consummation of the Tender Offer, Merger Sub will merge with and into Mersana, with Mersana continuing as the surviving corporation as a direct wholly owned subsidiary of Day One (the “Merger” and, together with the Tender Offer as an integrated transaction, the “Transaction”), pursuant to which each outstanding share of Mersana Common Stock not previously tendered in the Tender Offer will be converted into the right to receive the Upfront Consideration and the CVR. The terms and conditions of the Transaction are more fully set forth in the Agreements.

TD Securities (USA) LLC (“we” or “TD Cowen”) and its affiliates provide investment and commercial banking, lending, asset management and other financial and non-financial services to a wide range of corporations and individuals and, as part of our investment banking business, are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, TD Cowen and/or its affiliates may at any time hold long or short positions, and trade or otherwise effect transactions, in debt, equity, equity-linked and/or other securities or loans of Mersana, Day One and/or their respective affiliates for the accounts of TD Cowen and/or its affiliates and for the accounts of customers. We and our affiliates also conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to our clients on investment matters, including matters with respect to the Transaction or Mersana, Day One and/or their respective affiliates.

We are acting as financial advisor to Mersana in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Tender Offer. We also will receive a fee in connection with this Opinion. In addition, Mersana has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement.

As the Board of Directors is aware, TD Cowen and its affiliates in the past have provided, currently are providing and in the future may provide financial advisory and/or other investment banking services unrelated to the Transaction to Mersana and/or its affiliates, for which services TD Cowen and/or its affiliates have received and would expect to receive compensation, including, during the approximate two-year period preceding the date of this Opinion, having acted or acting as sales agent for an at-the-market equity offering program of Mersana. As the Board of Directors also is aware, TD Cowen and its affiliates in the past have provided and in the future may provide financial advisory and/or other investment banking services to Day One and/or its affiliates, for which services TD Cowen and/or its affiliates have received and would expect to receive compensation, including, during the approximate two-year period preceding the date of this Opinion, having acted as a joint placement agent in connection with a private placement.

In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	a draft, dated as of November 12, 2025, of the Merger Agreement and a form of the related CVR Agreement;

•	certain publicly available financial and other information for Mersana and certain other relevant financial and operating data furnished to TD Cowen by the management of Mersana, and certain publicly available financial and other information for Day One;

•	certain internal probability-adjusted financial forecasts, estimates and other information relating to Mersana provided by the management of Mersana;

•	discussions we have had with certain members of the managements of Mersana and Day One concerning the historical and current business operations, financial condition and prospects of Mersana and such other matters that we deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.

In conducting our review and arriving at our Opinion, we have, at your direction, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us or that is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness, or independent verification, of any such information. We have relied upon the representations of Mersana and Day One that all information provided to us by Mersana and Day One is accurate and complete in all material respects and we expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof.

We have been advised, and we have assumed, that the financial forecasts, estimates and other information provided by the management of Mersana that we have been directed to utilize for purposes of our analysis and Opinion were reasonably prepared by the management of Mersana on bases reflecting the best currently available estimates and good faith judgments of such management as to the future financial performance of Mersana and the other matters covered thereby, and that such financial forecasts, estimates and other information provide a reasonable basis for our analyses and Opinion. We have relied on the assessments of the management of Mersana as to, among other things, (i) the product candidates, pipeline, technology and other intellectual property of Mersana, and the viability of and risks associated with such product candidates, pipeline, technology and other intellectual property, including the probability and timing for the development, clinical testing, manufacturing and commercialization of such product candidates and related uses and indications, and the validity and duration of licenses and patents, and (ii) the capital resources required for Mersana’s business and operations and contemplated financing, including the pricing, aggregate amount and timing thereof, expected to be undertaken by Mersana on a standalone basis to obtain the necessary funds for its business and operations. We have assumed that there will be no developments with respect to any such matters that would have an adverse effect on Mersana or the Transaction or that otherwise would be meaningful in any respect to our analyses or Opinion. We express no opinion as to the financial forecasts, estimates and other information utilized in our analyses or the assumptions on which they are based.

In addition, we have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Mersana since the dates of the last financial statements made available to or reviewed by us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Mersana or any other entity, nor have we been furnished with such materials. We have not conducted nor have we assumed any obligation to conduct any physical inspection of the properties or facilities of Mersana or any other entity. We also have not evaluated the solvency or fair value of Mersana, Day One or any other entity under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In addition, we have not undertaken an independent evaluation of any actual or potential litigation, settlements, governmental or regulatory proceedings or investigations, possible unasserted claims or other contingent liabilities to which Mersana or any other entity may be a party or subject. Our Opinion does not address any legal, tax, accounting or regulatory matters related to the Agreements or the Transaction, as to which we have assumed that Mersana and the Board of Directors have received such advice from legal, tax, accounting and regulatory advisors as each has determined appropriate.

Our Opinion addresses only the fairness of the Upfront Consideration (to the extent expressly specified herein) from a financial point of view and as of the date hereof, without regard to individual circumstances of specific holders of Mersana Common Stock (whether by virtue of control, voting or consent, liquidity, contractual arrangements, vesting or acceleration of securities or otherwise) that may distinguish such holders or the securities of Mersana held by such holders, and our Opinion does not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities of Mersana or otherwise. We express no view as to any other aspect or implication of the Transaction, including, without limitation, the form or structure of the Upfront Consideration, the CVR or the Transaction or any term, aspect or implication of any tender and support agreement or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so. As the Board of Directors is aware, the credit, financial and stock markets, the industry in which Mersana operates and the business and securities of Mersana have experienced and may continue to experience volatility and disruptions, and we express no view as to any potential effects of such volatility or disruptions on Mersana or the Transaction.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion, we have assumed in all respects relevant to our analysis that the representations and warranties of each party contained in the Agreements are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreements and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We also have assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreements will be obtained and that in the course of obtaining any such consents or approvals no restrictions will be imposed or waivers made that would have an adverse effect on Mersana or the Transaction. In addition, we have assumed that the Transaction will be consummated in a manner that complies with the provisions of applicable securities laws and all other applicable state, federal or foreign statutes, rules and regulations. We further have assumed that the final versions of the Agreements, when executed, will be substantially similar to the versions reviewed by us.

It is understood that our Opinion is intended for the benefit and use of the Board of Directors (in its capacity as such) in connection with its evaluation of the Transaction. Our Opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. However, our Opinion may be reproduced in full in any Schedule 14D-9 or similar disclosure document relating to the Transaction that is required to be mailed to securityholders of Mersana. Our Opinion does not constitute a recommendation to the Board of Directors on whether or not to approve the Transaction or to any securityholder or any other person as to whether to tender shares of Mersana Common Stock in the Tender Offer or take any other action with respect to the Transaction or otherwise. We are not expressing any opinion as to the actual value, price or trading range of Mersana Common Stock or any other securities of Mersana following announcement or consummation of the Transaction. We have not been requested to opine as to, and our Opinion does not in any manner address, the underlying business decision of Mersana to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to Mersana. In addition, we have not been requested to opine as to, and our Opinion does not in any manner address, (i) the fairness of the amount or nature of the compensation to the officers, directors or employees, or class of such persons, of any parties to the Transaction relative to the Upfront Consideration, the CVR or otherwise, (ii) the fairness of the Upfront Consideration (except to the extent expressly specified herein), the CVR or the Transaction to the holders of any class of securities, creditors or other constituencies of Mersana or (iii) whether Day One or Merger Sub have sufficient cash, available lines of credit or other sources of funds for the payment of the Upfront Consideration and any amounts payable pursuant to the CVR.

The issuance of this Opinion was reviewed and approved by TD Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Upfront Consideration to be received by holders of Mersana Common Stock (other than, as applicable, Day One, Merger Sub and their respective affiliates) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

TD SECURITIES (USA) LLC

Annex B

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

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